UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

001-35878

(Commission

File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INTELSAT S.A.

Quarterly Report for the three and nine months ended September 30, 2014

INTRODUCTION

In this Quarterly Report, unless otherwise indicated or the context otherwise requires, (1) the terms “we,” “us,” “our”, “the Company” and “Intelsat S.A.” refer to Intelsat S.A. (formerly Intelsat Global Holdings S.A.) and its subsidiaries on a consolidated basis, (2) the term “Intelsat Holdings” refers to Intelsat Holdings S.A., Intelsat S.A.’s indirect wholly-owned subsidiary, (3) the term “Intelsat Investments” refers to Intelsat Investments S.A. (formerly Intelsat S.A.), Intelsat S.A.’s indirect wholly-owned subsidiary, (4) the term “Intelsat Luxembourg” refers to Intelsat (Luxembourg) S.A., Intelsat Investments’ direct wholly-owned subsidiary, (5) the term “Intelsat Jackson” refers to Intelsat Jackson Holdings S.A., Intelsat Luxembourg’s direct wholly-owned subsidiary, (6) the term “Intelsat Corp” refers to Intelsat Corporation, Intelsat Jackson’s direct wholly-owned subsidiary and (7) the term “Intelsat General” refers to Intelsat General Corporation, our government business subsidiary.

In this Quarterly Report, unless the context otherwise requires, all references to transponder capacity or demand refer to transponder capacity or demand in the C-band and Ku-band frequencies only.

FINANCIAL AND OTHER INFORMATION

Unless otherwise indicated, all references to “dollars” and “$” in this Quarterly Report are to, and all monetary amounts in this Quarterly Report are presented in, U.S. dollars. Unless otherwise indicated, the financial information contained in this Quarterly Report has been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Certain monetary amounts, percentages and other figures included in this Quarterly Report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

In this Quarterly Report, we refer to and rely on publicly available information regarding our industry and our competitors. Although we believe the information is reliable, we cannot guarantee the accuracy and completeness of the information and have not independently verified it.

FORWARD-LOOKING STATEMENTS

Some of the statements in this Quarterly Report constitute forward-looking statements that do not directly or exclusively relate to historical facts.

When used in this Quarterly Report, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information.

The forward-looking statements made in this Quarterly Report reflect our intentions, plans, expectations, assumptions and beliefs about future events. These forward-looking statements speak only as of the date of this Quarterly Report and are not guarantees of future performance or results and are subject to risks, uncertainties and other factors, many of which are outside of our control. These factors could cause actual results or developments to differ materially from the expectations expressed or implied in the forward-looking statements and include known and unknown risks. Known risks include, among others, the risks discussed in Item 3D—Risk Factors in our Annual Report on Form 20-F for the year ended December 31, 2013, the political, economic and legal conditions in the markets we are targeting for communications services or in which we operate, and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular.

The following list represents some, but not necessarily all, of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements:

•	risks associated with operating our in-orbit satellites;

•	satellite launch failures, satellite launch and construction delays and in-orbit failures or reduced performance;

•	potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches;

•	our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations;

•	possible future losses on satellites that are not adequately covered by insurance;

•	U.S. and other government regulation;

•	changes in our contracted backlog or expected contracted backlog for future services;

•	pricing pressure and overcapacity in the markets in which we compete;

•	our ability to access capital markets for debt or equity;

•	the competitive environment in which we operate;

•	customer defaults on their obligations to us;

•	our international operations and other uncertainties associated with doing business internationally;

•	litigation; and

•	other risks discussed in our Annual Report.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee our future results, level of activity, performance or achievements. Because actual results could differ materially from our intentions, plans, expectations, assumptions and beliefs about the future, you are urged not to rely on forward-looking statements in this Quarterly Report and to view all forward-looking statements made in this Quarterly Report with caution. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

PART I. FINANCIAL INFORMATION

Item 1.	Financial Statements

INTELSAT S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except per share amounts)

	As of December 31, 2013	As of September 30, 2014
		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$247,790	$656,033
Receivables, net of allowance of $35,288 in 2013 and $31,785 in 2014	236,347	210,702
Deferred income taxes	44,475	65,257
Prepaid expenses and other current assets	33,224	54,023

Total current assets	561,836	986,015
Satellites and other property and equipment, net	5,805,540	5,823,158
Goodwill	6,780,827	6,780,827
Non-amortizable intangible assets	2,458,100	2,458,100
Amortizable intangible assets, net	568,775	517,602
Other assets	414,592	412,754

Total assets	$16,589,670	$16,978,456

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$154,712	$140,460
Employee related liabilities	28,227	37,442
Accrued interest payable	186,492	328,725
Current portion of long-term debt	24,418	497,422
Deferred satellite performance incentives	22,703	21,172
Deferred revenue	84,185	102,867
Other current liabilities	72,840	73,326

Total current liabilities	573,577	1,201,414
Long-term debt, net of current portion	15,262,996	14,763,096
Deferred satellite performance incentives, net of current portion	153,904	140,795
Deferred revenue, net of current portion	888,239	942,961
Deferred income taxes	202,638	241,744
Accrued retirement benefits	196,856	174,968
Other long-term liabilities	246,127	222,825
Commitments and contingencies (Note 13)
Shareholders’ deficit:
Common shares; nominal value $0.01 per share	1,060	1,065
5.75% Series A mandatory convertible junior non-voting preferred shares; nominal value $0.01 per share; aggregate liquidation preference of $172,500 ($50 per share)	35	35
Paid-in capital	2,099,218	2,107,010
Accumulated deficit	(3,015,273)	(2,798,935)
Accumulated other comprehensive loss	(60,393)	(55,500)

Total Intelsat S.A. shareholders’ deficit	(975,353)	(746,325)
Noncontrolling interest	40,686	36,978

Total liabilities and shareholders’ deficit	$16,589,670	$16,978,456

See accompanying notes to unaudited condensed consolidated financial statements.

INTELSAT S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Three Months Ended September 30, 2013	Three Months Ended September 30, 2014	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2014
Revenue	$651,844	$608,625	$1,960,774	$1,853,263
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	93,716	84,316	291,640	255,136
Selling, general and administrative	56,289	43,976	239,662	135,511
Depreciation and amortization	185,891	169,522	560,048	508,044
Gain on satellite insurance recoveries	—	—	(9,618)	—

Total operating expenses	335,896	297,814	1,081,732	898,691

Income from operations	315,948	310,811	879,042	954,572
Interest expense, net	257,275	234,535	874,721	714,570
Loss on early extinguishment of debt	—	—	(366,794)	—
Other expense, net	(396)	(2,527)	(4,230)	(621)

Income (loss) before income taxes	58,277	73,749	(366,703)	239,381
Provision for (benefit from) income taxes	(30,297)	5,129	(41,095)	20,094

Net income (loss)	88,574	68,620	(325,608)	219,287
Net income attributable to noncontrolling interest	(776)	(996)	(2,703)	(2,949)

Net income (loss) attributable to Intelsat S.A.	$87,798	$67,624	$(328,311)	$216,338

Cumulative preferred dividends	—	—	(10,196)	(9,917)

Net income (loss) attributable to common shareholders	$87,798	$67,624	$(338,507)	$206,421

Net income (loss) per common share attributable to Intelsat S.A.:
Basic	$0.83	$0.63	$(3.52)	$1.94
Diluted	$0.75	$0.58	$(3.52)	$1.86

See accompanying notes to unaudited condensed consolidated financial statements.

INTELSAT S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)

	Three Months Ended September 30, 2013	Three Months Ended September 30, 2014	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2014
Net income (loss)	$88,574	$68,620	$(325,608)	$219,287
Other comprehensive income, net of tax:
Defined benefit retirement plans:
Reclassification adjustment for amortization of unrecognized prior service credits included in net periodic pension costs, net of tax	(27)	(27)	(82)	(82)
Reclassification adjustment for amortization of unrecognized actuarial loss included in net periodic pension costs, net of tax	3,080	1,628	9,241	4,884
Marketable securities:
Unrealized gains (losses) on investments, net of tax	174	(38)	398	177
Reclassification adjustment for realized gain on investments, net of tax	376	(30)	335	(86)

Other comprehensive income	3,603	1,533	9,892	4,893

Comprehensive income (loss)	92,177	70,153	(315,716)	224,180
Comprehensive income attributable to noncontrolling interest	(776)	(996)	(2,703)	(2,949)

Comprehensive income (loss) attributable to Intelsat S.A.	$91,401	$69,157	$(318,419)	$221,231

See accompanying notes to unaudited condensed consolidated financial statements.

INTELSAT S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2014
Cash flows from operating activities:
Net income (loss)	$(325,608)	$219,287
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	560,048	508,044
Provision for doubtful accounts	21,942	(2,845)
Foreign currency transaction loss	4,398	3,421
Loss on disposal of assets	248	392
Gain on satellite insurance recoveries	(9,618)	—
Share-based compensation	22,840	13,814
Deferred income taxes	(39,042)	(2,481)
Amortization of discount, premium, issuance costs and related costs	40,214	17,006
Unrealized gains on derivative financial instruments	(15,433)	(17,331)
Amortization of actuarial loss and prior service credits for retirement benefits	14,710	7,610
Loss on early extinguishment of debt	366,794	—
Other non-cash items	657	127
Changes in operating assets and liabilities:
Receivables	(5,266)	16,289
Prepaid expenses and other assets	663	(15,869)
Accounts payable and accrued liabilities	(46,693)	234
Accrued interest payable	46,250	142,233
Deferred revenue	38,387	70,528
Accrued retirement benefits	(28,115)	(21,888)
Other long-term liabilities	(9,683)	12,718

Net cash provided by operating activities	637,693	951,289

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	(480,313)	(502,987)
Proceeds from insurance settlements	487,930	—
Payment on satellite performance incentives from insurance proceeds	(19,199)	—
Other investing activities	(2,000)	174

Net cash used in investing activities	(13,582)	(502,813)

Cash flows from financing activities:
Repayments of long-term debt	(6,796,117)	(24,418)
Repayment of notes payable to former shareholders	(868)	—
Payment of premium on early extinguishment of debt	(311,224)	—
Proceeds from issuance of long-term debt	6,254,688	—
Debt issuance costs	(84,948)	—
Proceeds from initial public offering	572,500	—
Stock issuance costs	(26,683)	—
Dividends paid to preferred shareholders	(2,755)	(7,439)
Capital contribution from noncontrolling interest	12,209	12,209
Dividends paid to noncontrolling interest	(6,569)	(6,657)
Principal payments on deferred satellite performance incentives	(13,550)	(14,407)
Other financing activities	490	3,900

Net cash used in financing activities	(402,827)	(36,812)

Effect of exchange rate changes on cash and cash equivalents	(4,398)	(3,421)

Net change in cash and cash equivalents	216,886	408,243
Cash and cash equivalents, beginning of period	187,485	247,790

Cash and cash equivalents, end of period	$404,371	$656,033

Supplemental cash flow information:
Interest paid, net of amounts capitalized	$809,960	$572,718
Income taxes paid, net of refunds	29,816	30,596
Supplemental disclosure of non-cash investing activities:
Accrued capital expenditures	$35,527	$58,931

See accompanying notes to unaudited condensed consolidated financial statements.

INTELSAT S.A.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

September 30, 2014

Note 1 General

Basis of Presentation

The accompanying condensed consolidated financial statements of Intelsat S.A. (formerly known as Intelsat Global Holdings S.A.) and its subsidiaries (“Intelsat S.A.,” “we,” “us,” “our” or the “Company”) have not been audited, but are prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. References to U.S. GAAP issued by the Financial Accounting Standards Board (“FASB”) in these footnotes are to the FASB Accounting Standards Codification (“ASC”). The unaudited condensed consolidated financial statements include all adjustments (consisting only of normal and recurring adjustments) that are, in the opinion of management, necessary for a fair presentation of these financial statements. The results of operations for the periods presented are not necessarily indicative of operating results for the full year or for any future period. The condensed consolidated balance sheet as of December 31, 2013 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements. These unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in our Annual Report on Form 20-F for the year ended December 31, 2013 on file with the Securities and Exchange Commission.

Use of Estimates

The preparation of these condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of these condensed consolidated financial statements, the reported amounts of revenues and expenses during the reporting periods, and the disclosures of contingent liabilities. Accordingly, ultimate results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the prior year’s financial statements to conform to the current year presentation. The reclassifications had no effect on previously reported results of operations, cash flows or retained earnings.

Recently Adopted Accounting Pronouncements

In July 2013, the FASB issued Accounting Standards Update (“ASU”) 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. Beginning in the first quarter of 2014, entities are required to present any unrecognized tax benefit (“UTB”), or portion of an unrecognized benefit, in their financial statements as a reduction to a deferred tax asset to the extent a net operating loss carryforward, a similar tax loss or a tax credit carryforward exists. Otherwise, the unrecognized tax benefit should be presented in the financial statements as a liability and not combined with deferred tax assets. As of September 30, 2014, our unaudited condensed consolidated balance sheet reflects the required presentation of our current UTBs as a reduction to our deferred tax asset. The impact of the new presentation was not material to our financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which will supersede the revenue recognition requirements in FASB ASC Topic 605 – Revenue Recognition. The guidance in ASU 2014-09 clarifies the principles for recognizing revenue and improves financial reporting by creating a common revenue standard for U.S. GAAP and International Financial Reporting Standards. ASU 2014-09 is effective for interim and annual reporting periods beginning after December 15, 2016. The standard permits the use of either the retrospective or cumulative effect transition method. We are in the process of evaluating the impact that ASU 2014-09 will have on our consolidated financial statements and associated disclosures, and have not yet selected a transition method.

Note 2 Share Capital

Under our Articles of Incorporation, we have an authorized share capital of $10.0 million, represented by 1.0 billion shares of any class with a nominal value of $0.01 per share. At September 30, 2014, there were 106.6 million common shares issued and outstanding and 3.5 million 5.75% Series A mandatory convertible junior non-voting preferred shares (the “Series A Preferred Shares”) issued and outstanding. Our Series A Preferred Shares have a liquidation preference of $50 per share plus any accrued and unpaid dividends.

Each Series A Preferred Share will automatically convert on May 1, 2016 into between 2.2676 and 2.7778 of our common shares, subject to anti-dilution adjustments. The number of our common shares issuable on conversion will be determined based on the average of the closing prices per common share over the 40 trading day period ending on the third trading day prior to the mandatory conversion date. At any time prior to May 1, 2016, holders may elect to convert each Series A Preferred Share into common shares at the minimum conversion rate of 2.2676 common shares per Series A Preferred Share, subject to anti-dilution adjustments.

Note 3 Net Income (Loss) per Share

Basic earnings per share (“EPS”) is computed by dividing net income (loss) attributable to Intelsat S.A.’s common shareholders by the weighted average number of common shares outstanding during the periods.

On April 23, 2013, we completed our initial public offering, in which we issued 22,222,222 common shares, and a concurrent public offering, in which we issued 3,450,000 Series A Preferred Shares (the initial public offering together with the concurrent public offering, the “IPO”). Prior to the consummation of the IPO, each of our former Class A common shares (the “Class A Shares”) was reclassified into one of our common shares, and each of our former Class B common shares (the “Class B Shares”) was reclassified into 0.0735 of our common shares. In addition, immediately prior to the consummation of the IPO, an equivalent of a share split was effected by distributing common shares pro rata to existing holders of our common shares, so that each existing holder received an additional approximately 4.6 common shares for each common share owned at that time. The effect of these reclassifications on outstanding shares, potentially dilutive shares and EPS has been retroactively applied to the financial statements and notes to the condensed consolidated financial statements for all periods presented.

In April 2013, the shareholders of Intelsat S.A. declared a $10.2 million dividend, which was paid in four installments through June 2014 to the holders of our Series A Preferred Shares, in accordance with the terms of the Series A Preferred Shares. In June 2014, the shareholders of Intelsat S.A. declared a $9.9 million dividend to be paid to holders of our Series A Preferred Shares in four installments through June 2015. The first installment was paid on August 1, 2014. Further, in October 2014, we announced the second installment of $0.71875 per share, to be paid on November 1, 2014 to holders of record as of October 15, 2014.

The following table sets forth the computation of basic and diluted net income (loss) per share attributable to Intelsat S.A.:

	(in thousands, except per share data or where otherwise noted)
	Three Months Ended September 30, 2013	Three Months Ended September 30, 2014	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2014
Numerator:
Net income/ (loss)	$88,574	$68,620	$(325,608)	$219,287
Net income attributable to noncontrolling interest	(776)	(996)	(2,703)	(2,949)

Net income/ (loss) attributable to Intelsat S.A.	87,798	67,624	(328,311)	216,338
Less: Preferred stock dividends declared	—	—	(10,196)	(9,917)

Net income/ (loss) attributable to common shareholders	$87,798	$67,624	$(338,507)	$206,421
Numerator for Basic EPS - income/ (loss) available to common shareholders	$87,798	$67,624	$(338,507)	$206,421
Dilutive effect of Preferred shares	—	—	—	9,917
Numerator for Diluted EPS	$87,798	$67,624	$(338,507)	$216,338
Denominator:
Basic weighted average shares outstanding (in millions)	105.5	106.5	96.2	106.4
Weighted average dilutive shares outstanding (in millions):
Preferred shares (in millions)	9.6	9.6	—	9.6
Employee compensation related shares including options and restricted stock units (in millions)	1.5	0.5	—	0.5

Diluted weighted average shares outstanding (in millions)	116.5	116.6	96.2	116.5
Basic net income/ (loss) per common share attributable to Intelsat S.A.	$0.83	$0.63	$(3.52)	$1.94

Diluted net income/ (loss) per common share attributable to Intelsat S.A.	$0.75	$0.58	$(3.52)	$1.86

Due to a net loss in the nine months ended September 30, 2013, there were no dilutive securities, and therefore, basic and diluted EPS were the same. The weighted average number of shares that could potentially dilute basic EPS in the future was 0.7 million and 1.5 million (consisting of unvested common shares, restricted share units and options to purchase common shares) for the three months ended September 30, 2013 and September 30, 2014, respectively, and 3.9 million and 1.4 million for the nine months ended September 30, 2013 and September 30, 2014, respectively. Further, there were 5.6 million weighted average common shares resulting from the potential conversion of Series A Preferred Shares for the nine months ended September 30, 2013 that could dilute basic EPS in future periods.

Note 4 Share-Based and Other Compensation Plans

On March 30, 2012, our board of directors adopted the amended and restated Intelsat Global, Ltd. 2008 Share Incentive Plan (the “2008 Equity Plan”); and in April 2013, our board of directors adopted the Intelsat S.A. 2013 Equity Incentive Plan (the “2013 Equity Plan”). No new awards may be granted under the 2008 Equity Plan.

The 2013 Equity Plan allows for grants of stock options, restricted shares, restricted share units (“RSUs”), other share-based awards and performance compensation awards, and a total issuance of up to 10.0 million common shares was authorized under the plan.

For all share-based awards, we recognize the compensation costs over the vesting period during which the employee provides service in exchange for the award. During the nine months ended September 30, 2013 and 2014, we recorded compensation expense of $22.8 million and $13.8 million, respectively. Compensation costs recognized during the nine months ended September 30, 2013 included costs recognized in relation to our IPO, which was completed in April 2013.

Time-based RSUs

We granted 0.7 million time-based RSUs during the nine months ended September 30, 2014. These RSUs vest generally over three years from the date of grant in equal annual installments.

The fair value of time-based RSUs is the market price of our common shares on the date of grant. The weighted average grant date fair value of time-based RSUs granted during the nine months ended September 30, 2014 was $19.78 per RSU.

Performance-based RSUs

We granted 0.4 million performance-based RSUs during the nine months ended September 30, 2014. These RSUs vest after three years from the date of grant upon achievement of certain performance conditions expressed as a combination of an adjusted EBITDA target and a relative shareholder return (“RSR”), which is based on our relative shareholder return percentile ranking versus the S&P 900 Index, measured at the end of a three year period.

We measure the fair value of performance-based RSUs at the date of grant using the market price of our common shares (to measure the portion of the award based on the adjusted EBITDA target) and a Monte Carlo simulation model (to measure the portion of the award based on the RSR target). The weighted average grant date fair value of performance-based RSUs granted during the nine months ended September 30, 2014 was $21.48 per RSU.

Note 5 Fair Value Measurements

FASB ASC Topic 820, Fair Value Measurements and Disclosure (“FASB ASC 820”) defines fair value, establishes a market-based framework or hierarchy for measuring fair value and provides for certain required disclosures about fair value measurements. The guidance is applicable whenever another accounting pronouncement requires or permits assets and liabilities to be measured at fair value but does not require any new fair value measurements.

The fair value hierarchy prioritizes the inputs used in valuation techniques into three levels as follows:

•	Level 1—unadjusted quoted prices for identical assets or liabilities in active markets;

•	Level 2—quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted market prices that are observable or that can be corroborated by observable market data by correlation; and

•	Level 3—unobservable inputs based upon the reporting entity’s internally developed assumptions which market participants would use in pricing the asset or liability.

We have identified investments in marketable securities and interest rate financial derivative instruments as those items that meet the criteria of the disclosure requirements and fair value framework of FASB ASC 820.

The following tables present assets and liabilities measured and recorded at fair value in our condensed consolidated balance sheets on a recurring basis and their level within the fair value hierarchy (in thousands), excluding long-term debt (see Note 10—Long-Term Debt). We did not have transfers between Level 1 and Level 2 fair value measurements during the nine months ended September 30, 2014.

		Fair Value Measurements at December 31, 2013
Description	As of December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)

Assets
Marketable securities(1)	$6,036	$6,036	$—

Total assets	$6,036	$6,036	$—

Liabilities
Undesignated interest rate swaps(2)	$48,819	$—	$48,819

Total liabilities	$48,819	$—	$48,819

		Fair Value Measurements at September 30, 2014
Description	As of September 30, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)

Assets
Marketable securities(1)	$5,958	$5,958	$—

Total assets	$5,958	$5,958	$—

Liabilities
Undesignated interest rate swaps(2)	$31,495	$—	$31,495

Total liabilities	$31,495	$—	$31,495

(1)	The valuation measurement inputs of these marketable securities represent unadjusted quoted prices in active markets and, accordingly, we have classified such investments within Level 1 of the fair value hierarchy. The cost basis of our available-for-sale marketable securities was $5.3 million at December 31, 2013 and $5.0 million at September 30, 2014. We sold marketable securities with a cost basis of $0.3 million during the nine months ended September 30, 2014 and recorded a gain on the sale of $0.1 million, which was included within other expense, net in our condensed consolidated statement of operations.
(2)	The fair value of our interest rate financial derivative instruments reflects the estimated amounts that we would pay or receive to terminate the agreement at the reporting date, taking into account current interest rates, the market expectation for future interest rates and current creditworthiness of both the counterparties and ourselves. Observable inputs utilized in the income approach valuation technique incorporate identical contractual notional amounts, fixed coupon rates, periodic terms for interest payments and contract maturity. Although we have determined that the majority of the inputs used to value our derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments, if any, associated with our derivatives utilize Level 3 inputs, such as the estimates of the current credit spread, to evaluate the likelihood of default by us or our counterparties. We also considered the existence of offset provisions and other credit enhancements that serve to reduce the credit exposure associated with the asset or liability being valued. We have assessed the significance of the inputs of the credit valuation adjustments to the overall valuation of our derivative positions and have determined that the credit valuation adjustments are not significant to the valuation of our derivatives. As a result, we have determined that our derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

Note 6 Retirement Plans and Other Retiree Benefits

(a) Pension and Other Postretirement Benefits

We maintain a noncontributory defined benefit retirement plan covering substantially all of our employees hired prior to July 19, 2001. The cost of providing benefits to eligible participants under the defined benefit retirement plan is calculated using the plan’s benefit formulas, which take into account the participants’ remuneration, dates of hire, years of eligible service, and certain actuarial assumptions. In addition, as part of the overall medical plan, we provide postretirement medical benefits to certain current retirees who meet the criteria under the medical plan for postretirement benefit eligibility.

The defined benefit retirement plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. We expect that our future contributions to the defined benefit retirement plan will be based on the minimum funding requirements of the Internal Revenue Code and on the plan’s funded status. Any significant decline in the fair value of our defined benefit retirement plan assets or other adverse changes to the significant assumptions used to determine the plan’s funded status would negatively impact its funded status and could result in increased funding in future periods. The impact on the funded status as of October 1, the plan’s annual measurement date, is determined based upon market conditions in effect when we completed our annual valuation. During the nine months ended September 30, 2014, we made cash contributions to the defined benefit retirement plan of $21.5 million. We anticipate that we will make additional contributions of approximately $6.1 million to the defined benefit retirement plan during the remainder of 2014. We fund the postretirement medical benefits throughout the year based on benefits paid. We anticipate that our contributions to fund postretirement medical benefits in 2014 will be approximately $4.4 million.

Included in accumulated other comprehensive loss at September 30, 2014 is $91.7 million ($57.9 million, net of tax) that has not yet been recognized in net periodic pension cost, which includes the unrecognized prior service credits and unrecognized actuarial losses.

Prior service credits and actuarial losses are reclassified from accumulated other comprehensive loss to net periodic pension benefit costs, which are included in both direct costs of revenue and selling, general and administrative on our condensed consolidated statements of operations for the nine months ended September 30, 2014. The following table presents these reclassifications, net of tax, as well as the reclassification of the realized gain on investments, and the statement of operations line items that are impacted (in thousands):

	Three Months Ended September 30, 2013	Three Months Ended September 30, 2014	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2014
Amortization of prior service credits reclassified from other comprehensive loss to net periodic pension benefit costs included in:
Direct costs of revenue (excluding depreciation and amortization)	$(15)	$(17)	$(48)	$(50)
Selling, general and administrative	(12)	(10)	(34)	(32)

Total	$(27)	$(27)	$(82)	$(82)

Amortization of actuarial loss reclassified from other comprehensive loss to net periodic pension benefit costs included in:
Direct costs of revenue (excluding depreciation and amortization)	$1,764	$1,017	$5,481	$3,056
Selling, general and administrative	1,316	611	3,760	1,828

Total	$3,080	$1,628	$9,241	$4,884

Realized gain on investments included in:
Other income (expense), net	376	(30)	335	(86)

Total	$376	$(30)	$335	$(86)

Net periodic pension benefit costs included the following components (in thousands):

	Three Months Ended September 30, 2013	Three Months Ended September 30, 2014	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2014
Service cost	$829	$714	$2,489	$2,141
Interest cost	4,561	4,976	13,683	14,928
Expected return on plan assets	(5,316)	(6,033)	(15,947)	(18,098)
Amortization of unrecognized prior service credit	(43)	(43)	(129)	(129)
Amortization of unrecognized net loss	4,856	2,580	14,567	7,739

Net periodic costs	$4,887	$2,194	$14,663	$6,581

Net periodic other postretirement benefit costs included the following components (in thousands):

	Three Months Ended September 30, 2013	Three Months Ended September 30, 2014	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2014
Service cost	$73	$32	$219	$96
Interest cost	1,065	1,141	3,208	3,422
Amortization of unrecognized prior service credit	—	—	797	—
Amortization of unrecognized net loss	91	—	272	—

Total costs	$1,229	$1,173	$4,496	$3,518

(b) Other Retirement Plans

We maintain two defined contribution retirement plans, qualified under the provisions of Section 401(k) of the Internal Revenue Code, for our employees in the United States. We recognized compensation expense for these plans of $4.1 million and $5.1 million during the nine months ended September 30, 2013 and 2014, respectively. We also maintain other defined contribution retirement plans in several non-U.S. jurisdictions, but such plans are not material to our financial position or results of operations.

Note 7 Satellites and Other Property and Equipment

(a) Satellites and Other Property and Equipment, net

Satellites and other property and equipment, net were comprised of the following (in thousands):

	As of December 31, 2013	As of September 30, 2014
Satellites and launch vehicles	$8,628,596	$9,009,775
Information systems and ground segment	559,250	571,165
Buildings and other	203,839	229,641

Total cost	9,391,685	9,810,581
Less: accumulated depreciation	(3,586,145)	(3,987,423)

Total	$5,805,540	$5,823,158

Satellites and other property and equipment are stated at historical cost, with the exception of satellites that have been impaired. Satellites and other property and equipment acquired as part of an acquisition are based on their fair value at the date of acquisition.

Satellites and other property and equipment, net as of December 31, 2013 and September 30, 2014 included construction-in-progress of $0.8 billion and $1.3 billion, respectively. These amounts relate primarily to satellites under construction and related launch services. Interest costs of $32.1 million and $52.0 million were capitalized during the nine months ended September 30, 2013 and 2014, respectively.

We have entered into launch contracts for the launch of both specified and unspecified future satellites. Each of these launch contracts may be terminated at our option, subject to payment of a termination fee that increases as the applicable launch date approaches. In addition, in the event of a failure of any launch, we may exercise our right to obtain a replacement launch within a specified period following our request for re-launch.

(b) Satellite Launch

On October 16, 2014, we successfully launched our IS-30 satellite into orbit. This satellite is expected to establish long-term capacity at the 95°W orbital location and will be co-located with our IS-G3C satellite. IS-30 will provide capacity for direct-to-home (“DTH”) television service in Latin America via Ku-band platforms, as well as additional capacity for media, government and network services customers via C-band platforms. This satellite is expected to enter into service in the fourth quarter of 2014.

Note 8 Investments

We have ownership interests in two entities which met the criteria of a variable interest entity (“VIE”), Horizons Satellite Holdings, LLC (“Horizons Holdings”) and WP Com, S. de R.L. de C.V. (“WP Com”). Horizons Holdings and WP Com are discussed in further detail below, including our analyses of the primary beneficiary determination as required under FASB ASC Topic 810, Consolidation (“FASB ASC 810”).

(a) Horizons Holdings

We have a joint venture with JSAT International, Inc. (“JSAT”), a leading satellite operator in the Asia-Pacific region. The joint venture is named Horizons Satellite Holdings, LLC, and consists of two investments: Horizons-1 Satellite LLC (“Horizons-1”) and Horizons-2 Satellite LLC (“Horizons-2”). Horizons Holdings borrowed from JSAT a portion of the funds necessary to finance the construction of the Horizons-2 satellite pursuant to a loan agreement (the “Horizons 2 Loan Agreement”). We provide certain services to the joint venture and utilize capacity from the joint venture.

We have determined that this joint venture meets the criteria of a VIE under FASB ASC 810, and we have concluded that we are the primary beneficiary because decisions relating to any future relocation of the Horizons-2 satellite, the most significant asset of the joint venture, are effectively controlled by us. In accordance with FASB ASC 810, as the primary beneficiary, we consolidate Horizons Holdings within our condensed consolidated financial statements. Total assets and liabilities of Horizons Holdings were $101.7 million and $24.6 million as of December 31, 2013, respectively, and $71.3 million and $1.8 million as of September 30, 2014, respectively.

We also have a revenue sharing agreement with JSAT related to services sold on the Horizons satellites. We are responsible for billing and collection for such services, and we remit 50% of the revenue, less applicable fees and commissions, to JSAT. Under the Horizons Holdings joint venture agreement, which was amended on September 30, 2011, we agreed to guarantee to JSAT certain minimum levels of annual gross revenues for a three-year period beginning in early 2012. This guarantee could require us to pay JSAT a maximum potential amount ranging from $7.8 million to $10.3 million per year over the three-year period, less applicable fees and commissions. In connection with the guarantee, we paid a total of $9.6 million through September 2014. The remaining amount we expect to pay over the period of the guarantee is $3.5 million, which is included within accounts payable and accrued liabilities on our condensed consolidated balance sheet at September 30, 2014. Amounts payable to JSAT related to the revenue sharing agreement, net of applicable fees and commissions, from the Horizons-1 and Horizons-2 satellites were $7.1 million and $6.0 million as of December 31, 2013 and September 30, 2014, respectively.

In connection with the Horizons Holdings investment in Horizons-2, we entered into a capital contribution and subscription agreement with JSAT in August 2005, which required both us and JSAT to fund 50% of the amount due from Horizons Holdings under the Horizons 2 Loan Agreement. As of September 30, 2014, the Horizons 2 Loan Agreement was fully repaid.

(b) WP Com

We have formed a joint venture with Corporativo W. Com S. de R.L. de C.V. (“Corporativo”) named WP Com. We own 49% of the voting equity shares and 88% of the economic interest in WP Com and Corporativo owns the remaining 51% of the voting equity shares. PanAmSat de Mexico, S. de R.L. de C.V. (“PAS de Mexico”) is a subsidiary of WP Com, 99.9% of which is owned by WP Com, with the remainder of the equity interest split between us and Corporativo. We formed WP Com to enable us to operate in Mexico, and PAS de Mexico acts as a reseller of our satellite services to customers in Mexico and Ecuador. Profits and losses of WP Com are allocated to the joint venture partners based upon the voting equity shares.

We have determined that this joint venture meets the criteria of a VIE under FASB ASC 810. In accordance with FASB ASC 810, we evaluated this joint venture to determine the primary beneficiary. We have concluded that we are the primary beneficiary because we influence the underlying business drivers of PAS de Mexico, including by acting as the sole provider for satellite services that PAS de Mexico resells. Furthermore, we have modified our pricing for these services to ensure that PAS de Mexico continues to operate in the Mexican market. Corporativo does not fund any of the operating expenses of PAS de Mexico. We therefore consolidate WP Com within our condensed consolidated financial statements and we account for the percentage interest in the voting equity of WP Com owned by Corporativo as a noncontrolling interest, which is included in the equity section of our condensed consolidated balance sheet in accordance with FASB ASC 810.

(c) Equity Attributable to Intelsat S.A. and Noncontrolling Interests

The following tables present changes in equity attributable to the Company and equity attributable to our noncontrolling interests, which is included in the equity section of our condensed consolidated balance sheet (in thousands):

	Intelsat S.A. Shareholders’ Deficit	Noncontrolling Interest	Total Shareholders’ Deficit
Balance at January 1, 2013	$(1,357,760)	$45,670	$(1,312,090)
Net income (loss)	(255,680)	3,687	(251,993)
Dividends paid to noncontrolling interests	—	(8,671)	(8,671)
Initial public offering, net of costs	542,796	—	542,796
Change in classification of certain equity awards	18,899	—	18,899
Share-based compensation	28,553	—	28,553
Declaration of preferred stock dividend	(10,196)	—	(10,196)
Postretirement/pension liability adjustment	57,283	—	57,283
Other comprehensive income	752	—	752

Balance at December 31, 2013	$(975,353)	$40,686	$(934,667)

	Intelsat S.A. Shareholders’ Deficit	Noncontrolling Interest	Total Shareholders’ Deficit
Balance at January 1, 2014	$(975,353)	$40,686	$(934,667)
Net income	216,338	2,949	219,287
Dividends paid to noncontrolling interests	—	(6,657)	(6,657)
Share-based compensation	17,714	—	17,714
Declaration of preferred stock dividend	(9,917)	—	(9,917)
Postretirement/pension liability adjustment	4,802	—	4,802
Other comprehensive income	91	—	91

Balance at September 30, 2014	$(746,325)	$36,978	$(709,347)

Note 9 Goodwill and Other Intangible Assets

The carrying amounts of goodwill and acquired intangible assets not subject to amortization consist of the following (in thousands):

	As of December 31, 2013	As of September 30, 2014
Goodwill	$6,780,827	$6,780,827
Orbital locations	2,387,700	2,387,700
Trade name	70,400	70,400

We account for goodwill and other non-amortizable intangible assets in accordance with FASB ASC Topic 350, Intangibles—Goodwill and Other, and have deemed these assets to have indefinite lives. Therefore, these assets are not amortized but are tested on an annual basis for impairment during the fourth quarter, or whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable.

The carrying amount and accumulated amortization of acquired intangible assets subject to amortization consist of the following (in thousands):

	As of December 31, 2013			As of September 30, 2014
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Backlog and other	$743,760	$(575,045)	$168,715	$743,760	$(605,225)	$138,535
Customer relationships	534,030	(133,970)	400,060	534,030	(154,963)	379,067
Technology	2,700	(2,700)	—	—	—	—

Total	$1,280,490	$(711,715)	$568,775	$1,277,790	$(760,188)	$517,602

Intangible assets are amortized based on the expected pattern of consumption. We recorded amortization expense of $61.7 million and $51.2 million for the nine months ended September 30, 2013 and 2014, respectively.

Note 10 Long-Term Debt

The carrying values and fair values of our notes payable and long-term debt were as follows (in thousands):

	As of December 31, 2013		As of September 30, 2014
	Carrying Value	Fair Value	Carrying Value	Fair Value
Intelsat Luxembourg:
6.75% Senior Notes due June 2018	$500,000	$530,000	$500,000	$523,750
7.75% Senior Notes due June 2021	2,000,000	2,145,000	2,000,000	2,030,000
8.125% Senior Notes due June 2023	1,000,000	1,071,300	1,000,000	1,045,000

Total Intelsat Luxembourg obligations	3,500,000	3,746,300	3,500,000	3,598,750

Intelsat Jackson:
8.5% Senior Notes due November 2019	500,000	545,650	500,000	522,800
Unamortized discount on 8.5% Senior Notes	(2,864)	—	(2,578)	—
7.25% Senior Notes due October 2020	2,200,000	2,409,000	2,200,000	2,312,860
Unamortized premium on 7.25% Senior Notes	17,799	—	16,239	—
7.25% Senior Notes due April 2019	1,500,000	1,612,500	1,500,000	1,571,250
7.5% Senior Notes due April 2021	1,150,000	1,267,875	1,150,000	1,221,875
6.625% Senior Notes due December 2022	1,275,000	1,310,063	1,275,000	1,297,313
Unamortized premium on 6.625% Senior Notes	37,918	—	35,501	—
5.5% Senior Notes due August 2023	2,000,000	1,890,000	2,000,000	1,930,000
Senior Secured Credit Facilities due June 2019	3,095,000	3,103,666	3,095,000	3,044,861
Unamortized discount on Senior Credit Facilities	(9,857)	—	(8,644)	—

Total Intelsat Jackson obligations	11,762,996	12,138,754	11,760,518	11,900,959

Horizons Holdings:
Loan Payable to JSAT	24,418	24,418	—	—

Total Horizons Holdings obligation	24,418	24,418	—	—

Total Intelsat S.A. long-term debt	15,287,414	$15,909,472	15,260,518	$15,499,709

Less:
Current portion of long-term debt	24,418		497,422

Total long-term debt, excluding current portion	$15,262,996		$14,763,096

The fair value for publicly traded instruments is determined using quoted market prices, and for non-publicly traded instruments, fair value is based upon composite pricing from a variety of sources, including market leading data providers, market makers, and leading brokerage firms. Substantially all of the inputs used to determine the fair value of our debt are classified as Level 1 inputs within the fair value hierarchy from FASB ASC 820, except our senior secured credit facilities, the inputs for which are classified as Level 2. The fair value of the Horizons Holdings obligation approximates its book value.

Senior Secured Credit Facilities

On January 12, 2011, Intelsat Jackson entered into a secured credit agreement (the “Intelsat Jackson Secured Credit Agreement”), which includes a $3.25 billion term loan facility and a $500.0 million revolving credit facility, and borrowed the full

$3.25 billion under the term loan facility. The term loan facility requires regularly scheduled quarterly payments of principal equal to 0.25% of the original principal amount of the term loan beginning six months after January 12, 2011, with the remaining unpaid amount due and payable at maturity. Up to $350.0 million of the revolving credit facility is available for issuance of letters of credit. Additionally, up to $70.0 million of the revolving credit facility is available for swingline loans. Both the face amount of any outstanding letters of credit and any swingline loans reduce availability under the revolving credit facility on a dollar for dollar basis. Intelsat Jackson is required to pay a commitment fee for the unused commitments under the revolving credit facility, if any, at a rate per annum of 0.375%. As of September 30, 2014, Intelsat Jackson had $487.8 million (net of standby letters of credit) of availability remaining thereunder.

On October 3, 2012, Intelsat Jackson entered into an Amendment and Joinder Agreement (the “Jackson Credit Agreement Amendment”), which amended the Intelsat Jackson Secured Credit Agreement. As a result of the Jackson Credit Agreement Amendment, interest rates for borrowings under the term loan facility and the revolving credit facility were reduced. In April 2013, our corporate family rating was upgraded by Moody’s, and as a result, the interest rate for the borrowing under the term loan facility and revolving credit facility were further reduced to the London Inter-Bank Offered Rate (“LIBOR”) plus 3.00% or the Above Bank Rate (“ABR”) plus 2.00%.

On November 27, 2013, Intelsat Jackson entered into a Second Amendment and Joinder Agreement (the “Second Jackson Credit Agreement Amendment”), which further amended the Intelsat Jackson Secured Credit Agreement. The Second Jackson Credit Agreement Amendment reduced interest rates for borrowings under the term loan facility and extended the maturity of the term loan facility. In addition, it reduced the interest rates applicable to $450 million of the $500 million total revolving credit facility and extended the maturity of such portion. As a result of the Second Jackson Credit Agreement Amendment, interest rates for borrowings under the term loan facility and the new tranche of the revolving credit facility are (i) LIBOR plus 2.75%, or (ii) the ABR plus 1.75%. The LIBOR and the ABR, plus applicable margins, related to the term loan facility and the new tranche of the revolving credit facility are determined as specified in the Intelsat Jackson Secured Credit Agreement, as amended by the Second Jackson Credit Agreement Amendment, and the LIBOR will not be less than 1.00% per annum. The maturity date of the term loan facility was extended from April 2, 2018 to June 30, 2019 and the maturity of the new $450 million tranche of the revolving credit facility was extended from January 12, 2016 to July 12, 2017. The interest rates and maturity date applicable to the $50 million tranche of the revolving credit facility that was not amended remained unchanged.

The Intelsat Jackson Secured Credit Agreement includes two financial covenants. Intelsat Jackson must maintain a consolidated secured debt to consolidated EBITDA ratio of less than or equal to 3.50 to 1.00 at the end of each fiscal quarter as well as a consolidated EBITDA to consolidated interest expense ratio of greater than or equal to 1.75 to 1.00 at the end of each fiscal quarter, in each case as such financial measures are defined in the Intelsat Jackson Secured Credit Agreement. Intelsat Jackson was in compliance with these financial maintenance covenant ratios with a consolidated secured debt to consolidated EBITDA ratio of 1.23 to 1.00 and a consolidated EBITDA to consolidated interest expense ratio of 2.74 to 1.00 as of September 30, 2014. In the event Intelsat Jackson were to fail to comply with these financial maintenance covenant ratios and were unable to obtain waivers, Intelsat Jackson would default under the Intelsat Jackson Secured Credit Agreement, and the lenders under the Intelsat Jackson Secured Credit Agreement could accelerate our obligations thereunder, which would result in an event of default under our existing notes.

2014 Debt Transactions

2014 Intelsat Jackson Notes Pending Redemption

On September 30, 2014, Intelsat Jackson issued a notice of redemption pursuant to the indenture governing its 8  1⁄2% Senior Notes due 2019 (the “2019 Senior Notes”) that it intends to redeem all of the outstanding $500.0 million aggregate principal amount of the 2019 Senior Notes on November 1, 2014. Payment with respect to the redemption will be made on November 3, 2014. In accordance with FASB ASC Topic 470, Debt, the 2019 Senior Notes are included in the current portion of long-term debt on our condensed consolidated balance sheet at September 30, 2014. In connection with the pending redemption, we expect to recognize a loss on early extinguishment of debt of approximately $40.4 million in the fourth quarter of 2014, consisting of the difference between the carrying value of the debt redeemed and the total cash amount paid (including related fees), and a write-off of unamortized debt discount and debt issuance costs.

2013 Debt Transactions

2013 Intelsat Jackson Senior Secured Credit Facilities Prepayment

In October 2013, Intelsat Jackson prepaid $100.0 million of indebtedness outstanding under the term loan facility. In connection with this prepayment, we recognized a loss on early extinguishment of debt of $1.3 million consisting of a write-off of unamortized debt issuance costs in the fourth quarter of 2013.

2013 Intelsat Luxembourg Notes Offerings and Redemptions

On April 5, 2013, Intelsat Luxembourg completed an offering of $3.5 billion aggregate principal amount of Senior Notes, consisting of $500.0 million aggregate principal amount of 6  3⁄4% Senior Notes due 2018 (the “2018 Luxembourg Notes”), $2.0 billion aggregate principal amount of 7  3⁄4% Senior Notes due 2021 (the “2021 Luxembourg Notes”) and $1.0 billion aggregate principal amount of 8  1⁄8% Senior Notes due 2023 (the “2023 Luxembourg Notes” and collectively with the 2018 Luxembourg Notes and the 2021 Luxembourg Notes, the “New Luxembourg Notes”). The net proceeds from this offering were used by Intelsat Luxembourg in April 2013 to redeem all $2.5 billion aggregate principal amount of Intelsat Luxembourg’s outstanding 11  1⁄2 / 12  1⁄2 % Senior PIK Election Notes and $754.8 million aggregate principal amount of the 11  1⁄4% Senior Notes due 2017 (the “2017 Senior Notes”).

On May 23, 2013, Intelsat Luxembourg redeemed $366.4 million aggregate principal amount of the 2017 Senior Notes. The redemption of the 2017 Senior Notes was funded by insurance proceeds received from our total loss claim for the IS-27 satellite launch failure.

In connection with these redemptions of the Intelsat Luxembourg notes, we recognized a loss on early extinguishment of debt of $232.1 million in the second quarter of 2013, consisting of the difference between the carrying value of the aggregate debt redeemed and the total cash amount paid (including related fees), and a write-off of unamortized debt issuance costs.

2013 Intelsat Investments Notes Redemption

On May 23, 2013, Intelsat Investments redeemed all of the outstanding $353.6 million aggregate principal amount of the Intelsat Investments 6  1⁄2% Senior Notes due 2013 (the “Intelsat Investments Notes”) using proceeds of the IPO. In connection with the redemption of the Intelsat Investments Notes, we recognized a loss on early extinguishment of debt of $24.2 million in the second quarter of 2013, consisting of the difference between the carrying value of the debt redeemed and the total cash paid (including related fees), and a write-off of unamortized debt discount and debt issuance costs. Additionally, in conjunction with the redemption of the Intelsat Investments Notes, we terminated agreements with certain financial institutions that provided unsecured term loan commitments to refinance the Intelsat Investments Notes in the event that they were not otherwise refinanced or retired on or prior to maturity. We recorded a charge of $7.6 million related to this termination in the second quarter of 2013.

2013 Intelsat Jackson New Senior Unsecured Credit Facility Prepayment

On April 23, 2013, upon completion of the IPO, Intelsat Jackson prepaid $138.2 million of indebtedness outstanding under Intelsat Jackson’s Senior Unsecured Credit Agreement, dated July 1, 2008, consisting of senior unsecured term loan facility due February 2014 (the “New Senior Unsecured Credit Facility”). The partial prepayment of the New Senior Unsecured Credit Facility was funded by the proceeds of the IPO. In connection with the partial prepayment, we recognized a loss on early extinguishment of debt of $0.2 million in the second quarter of 2013 consisting of a write-off of unamortized debt issuance costs.

2013 Intelsat Jackson Notes Offerings, Credit Facility Prepayments and Redemptions

On June 5, 2013 Intelsat Jackson completed an offering of $2.6 billion aggregate principal amount of Senior Notes, consisting of $2.0 billion aggregate principal amount of 5  1⁄2% Senior Notes due 2023 (the “2023 Jackson Notes”) and $635.0 million aggregate principal amount of 6  5⁄8% Senior Notes due 2022 (the “2022 Jackson Notes” and collectively with the 2023 Jackson notes, the “New Jackson Notes”). The net proceeds from this offering were used by Intelsat Jackson in June 2013 to prepay all $672.7 million of indebtedness outstanding under its New Senior Unsecured Credit Facility, and all $195.2 million of indebtedness outstanding under its Senior Unsecured Credit Agreement, consisting of a senior unsecured term loan facility due February 2014 (the “Senior Unsecured Credit Facility”). The remaining net proceeds were used to redeem all of the remaining $1.7 billion aggregate principal amount outstanding of the 2017 Senior Notes.

In connection with these prepayments and redemptions, we recognized a loss on early extinguishment of debt of $110.3 million in the second quarter of 2013, consisting of the difference between the carrying value of the aggregate debt redeemed and the total cash amount paid (including related fees), and a write-off of unamortized debt issuance costs.

Note 11 Derivative Instruments and Hedging Activities

Interest Rate Swaps

We are subject to interest rate risk primarily associated with our variable-rate borrowings. Interest rate risk is the risk that changes in interest rates could adversely affect earnings and cash flows. Specific interest rate risk includes: the risk of increasing interest rates on short-term debt; the risk of increasing interest rates for planned new fixed long-term financings; and the risk of increasing interest rates for planned refinancing using long-term fixed-rate debt. We have entered into interest rate swap agreements to reduce the impact of interest rate movements on future interest expense by converting substantially all of our floating-rate debt to a fixed rate.

As of September 30, 2014, we held interest rate swaps with an aggregate notional amount of $1.6 billion, which mature in January 2016. These swaps were entered into, as further described below, to economically hedge the variability in cash flow on a portion of the floating-rate term loans under our senior secured credit facilities, but have not been designated as hedges for accounting purposes. On a quarterly basis, we receive a floating rate of interest equal to the three-month LIBOR and pay a fixed rate of interest. On the interest rate reset date of September 15, 2014, the interest rate which the counterparties utilized to compute interest due to us was determined to be 0.23%. From June 16, 2014 to September 15, 2014, the rate we paid averaged 1.97% and the rate we received averaged 0.23%.

The counterparties to our interest rate swap agreements are highly rated financial institutions. In the unlikely event that the counterparties fail to meet the terms of the interest rate swaps, our exposure is limited to the interest rate differential on the notional amount at each quarterly settlement period over the life of the agreement. We do not anticipate non-performance by the counterparties.

All of our interest rate swaps were undesignated as of September 30, 2014. The swaps are marked-to-market quarterly with any change in fair value recorded within interest expense, net in our condensed consolidated statements of operations. We incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements of our derivatives. The fair value measurement of derivatives could result in either a net asset or a net liability position for us. In adjusting the fair value of our derivative contracts for the effect of nonperformance risk, we have considered the impact of netting arrangements as applicable and necessary. When the swaps are in a net liability position for us, the credit valuation adjustments are calculated by determining the total expected exposure of the derivatives, incorporating the current and potential future exposures and then applying an applicable credit spread to the exposure. The total expected exposure of a derivative is derived using market-observable inputs, such as yield curves and volatilities. The inputs utilized for our own credit spread are based on implied spreads from traded levels of our debt. Accordingly, as of September 30, 2014, we recorded a non-cash credit valuation adjustment of approximately $0.7 million as a reduction to our liability.

The following table sets forth the fair value of our derivatives by category (in thousands):

Derivatives not designated as hedging instruments	Balance Sheet Location	December 31, 2013	September 30, 2014
Undesignated interest rate swaps	Other current liabilities	$1,241	$1,248
Undesignated interest rate swaps	Other long-term liabilities	47,578	30,247

Total derivatives		$48,819	$31,495

Losses on undesignated interest rate swaps were $5.3 million and $3.9 million for the nine months ended September 30, 2013 and 2014, respectively, and are included in interest expense, net in our condensed consolidated statements of operations.

Note 12 Income Taxes

The majority of our operations are located in taxable jurisdictions, including Luxembourg, the United States and the United Kingdom. Our Luxembourg companies that file tax returns as a consolidated group generated a taxable loss for the nine months ended September 30, 2014. Due to our cumulative losses in recent years, and the inherent uncertainty associated with the realization of future taxable income in the foreseeable future, we recorded a full valuation allowance against the net operating losses generated in Luxembourg. The difference between tax expense (benefit) reported in the condensed consolidated statements of operations and tax computed at statutory rates is attributable to the valuation allowance on losses generated in Luxembourg, the provision for foreign taxes, which were principally in the United States and the United Kingdom, as well as withholding taxes on revenue earned in many of the foreign markets in which we operate.

As of December 31, 2013 and September 30, 2014, our gross unrecognized tax benefits were $65.1 million and $66.2 million, respectively (including interest and penalties), of which $44.4 million and $44.9 million, respectively, if recognized, would affect our effective tax rate. As of December 31, 2013 and September 30, 2014, we had recorded reserves for interest and penalties in the amount of $14.7 million and $16.4 million, respectively. We continue to recognize interest and, to the extent applicable, penalties with respect to the unrecognized tax benefits as income tax expense. Since December 31, 2013, the change in the balance of unrecognized tax benefits consisted of an increase of $1.3 million related to prior period tax positions, an increase of $2.3 million related to current tax positions, and a decrease of $2.5 million due to the expiration of statute of limitations for the assessment of taxes.

We operate in various taxable jurisdictions throughout the world, and our tax returns are subject to audit and review from time to time. We consider Luxembourg, the United States, the United Kingdom and Brazil to be our significant tax jurisdictions. Our Luxembourg, U.S., U.K. and Brazilian subsidiaries are subject to income tax examination for periods after December 31, 2003. Within the next twelve months, we believe that there are no jurisdictions in which the outcome of unresolved tax issues or claims is likely to be material to our results of operations, financial position or cash flows.

On March 7, 2013, Intelsat USA Sales Corporation (since January 2011, Intelsat USA Sales LLC, a disregarded subsidiary of Intelsat Corporation (“Intelsat Corp”)) was notified by the U.S. Internal Revenue Service of its intent to initiate an audit for the tax year ending on December 31, 2010. Intelsat USA Sales LLC wholly owns Intelsat General Corporation, which provides services to U.S. government and other select military organizations and their contractors, as well as other commercial customers. On March 5, 2014, Intelsat USA Sales LLC received a letter from the Internal Revenue Service effectively closing the audit of this federal income tax return for 2010 with no adjustment. Certain previously unrecognized tax benefits were recognized as a result of the conclusion of this audit.

On March 3, 2014, Intelsat Corp, Intelsat Global Service LLC, Intelsat General Corporation, Intelsat USA License LLC and Intelsat USA Sales LLC were notified by the District of Columbia Office of the Tax Revenue of its intent to initiate an audit for the tax years ending 2010 and 2011. At this point in time, it is too early to assess the probability of any adjustments resulting from these audits.

Prior to August 20, 2004, Intelsat Corp, joined with The DIRECTV Group and General Motors Corporation in filing a consolidated U.S. federal income tax return. In April 2004, Intelsat Corp entered into a tax separation agreement with The DIRECTV Group that superseded four earlier tax-related agreements among Intelsat Corp and its subsidiaries, The DIRECTV Group and certain of its affiliates. Pursuant to the tax separation agreement, The DIRECTV Group agreed to indemnify Intelsat Corp for all federal and consolidated state and local income taxes a taxing authority may attempt to collect from Intelsat Corp regarding any liability for the federal or consolidated state or local income taxes of General Motors Corporation and The DIRECTV Group, except those income taxes Intelsat Corp is required to pay under the tax separation agreement. In addition, The DIRECTV Group agreed to indemnify Intelsat Corp for any taxes (other than those taxes described in the preceding sentence) related to any periods or portions of such periods ending on, or prior to, the day of the closing of the PanAmSat Corporation recapitalization, which occurred on August 20, 2004, in amounts equal to 80% of the first $75.0 million of such other taxes and 100% of any other taxes in excess of the first $75.0 million. As a result, Intelsat Corp’s tax exposure after indemnification related to these periods is capped at $15.0 million, of which $4.0 million has been paid to date. The tax separation agreement with The DIRECTV Group is effective from August 20, 2004 until the expiration of the statute of limitations with respect to all taxes to which the tax separation agreement relates. As of both December 31, 2013 and September 30, 2014, we had a tax indemnification receivable of $1.5 million.

Note 13 Commitments and Contingencies

We are subject to litigation in the ordinary course of business. Management does not believe that the resolution of any pending proceedings would have a material adverse effect on our financial position or results of operations.

Note 14 Business and Geographic Segment Information

We operate in a single industry segment in which we provide satellite services to our communications customers around the world. Revenue by region is based on the locations of customers to which services are billed. Our satellites are in geosynchronous orbit, and consequently are not attributable to any geographic location. Of our remaining assets, substantially all are located in the United States.

We earn revenue primarily by providing services to our customers using our satellite transponder capacity. Our customers generally obtain satellite capacity from us by placing an order pursuant to one of several master customer service agreements. Our customer agreements also cover services that we procure from third parties and resell, which we refer to as off-network services. These services can include transponder services and other satellite-based transmission services in frequencies not available on our network. Under the category off-network and other revenues, we also include revenues from consulting and other services.

The geographic distribution of our revenue based upon billing region of the customer was as follows:

	Three Months Ended September 30, 2013	Three Months Ended September 30, 2014	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2014
North America	45%	44%	45%	45%
Europe	16%	17%	16%	17%
Latin America and Caribbean	15%	16%	15%	16%
Africa and Middle East	16%	15%	16%	14%
Asia Pacific	8%	8%	8%	8%

Approximately 4% of our revenue was derived from our largest customer during each of the three and nine month periods ended September 30, 2013 and 2014. Our ten largest customers accounted for approximately 25% and 26% of our revenue for the three month periods ended September 30, 2013 and 2014, respectively and approximately 25% of our revenue during each of the nine month periods ended September 30, 2013 and 2014.

Our revenues were derived from the following services, with Off-Network and Other Revenues shown separately from On-Network Revenues (in thousands, except percentages):

	Three Months Ended September 30, 2013		Three Months Ended September 30, 2014		Nine Months Ended September 30, 2013		Nine Months Ended September 30, 2014
On-Network Revenues
Transponder services	$494,947	76%	$468,016	77%	$1,494,626	76%	$1,420,193	77%
Managed services	77,008	12%	73,457	12%	224,682	12%	224,740	12%
Channel	17,471	3%	14,523	2%	55,290	3%	45,523	2%

Total on-network revenues	589,426	90%	555,996	91%	1,774,598	91%	1,690,456	91%
Off-Network and Other Revenues
Transponder, MSS and other off-network services	50,443	8%	41,659	7%	150,731	8%	128,380	7%
Satellite-related services	11,975	2%	10,970	2%	35,445	2%	34,427	2%

Total off-network and other revenues	62,418	10%	52,629	9%	186,176	10%	162,807	9%

Total	$651,844	100%	$608,625	100%	$1,960,774	100%	$1,853,263	100%

Note 15 Related Party Transactions

(a) Shareholders’ Agreements

Certain shareholders of Intelsat Global S.A. entered into shareholders’ agreements on February 4, 2008. The shareholders’ agreements were assigned to Intelsat S.A. by amendments effective as of March 30, 2012. The shareholders’ agreements and the articles of incorporation of Intelsat S.A. provided, among other things, for the governance of Intelsat S.A. and its subsidiaries and provided specific rights to and limitations upon the holders of Intelsat S.A.’s share capital with respect to shares held by such holders. In connection with the IPO in April 2013, these articles of incorporation and shareholders’ agreements were amended.

(b) Monitoring Fee Agreement

Intelsat Luxembourg had a monitoring fee agreement dated February 4, 2008 (the “2008 MFA”) with BC Partners Limited and Silver Lake Management Company III, L.L.C. (together, the “2008 MFA Parties”), pursuant to which the 2008 MFA Parties provided certain monitoring, advisory and consulting services to Intelsat Luxembourg.

In connection with the IPO in April 2013, the 2008 MFA was terminated and we paid a fee of $39.1 million to the 2008 MFA Parties in connection with the termination. The $39.1 million payment, together with a write-off of $17.2 million of prepaid fees relating to the balance of 2013, were expensed upon consummation of the IPO, and are included within selling, general and administrative expenses in our condensed consolidated statement of operations. We recorded expense for services associated with, and including the termination of, the 2008 MFA of $64.2 million for the nine months ended September 30, 2013.

(c) Governance Agreement

Prior to the consummation of the IPO, we entered into a governance agreement (the “Governance Agreement”) with our shareholder affiliated with BC Partners (the “BC Shareholder”), our shareholder affiliated with Silver Lake (the “Silver Lake

Shareholder”) and David McGlade, our Chairman and Chief Executive Officer (collectively with the BC Shareholder and the Silver Lake Shareholder, the “Governance Shareholders”). The Governance Agreement contains provisions relating to the composition of our board of directors and certain other matters.

(d) Indemnification Agreements

We have entered into agreements with our executive officers and directors to provide contractual indemnification in addition to the indemnification provided for in our articles of incorporation.

(e) Horizons Holdings

We have a 50% ownership interest in Horizons Holdings as a result of a joint venture with JSAT (see Note 8(a)—Investments—Horizons Holdings).

(f) WP Com

We have a 49% ownership interest in WP Com as a result of a joint venture with Corporativo (see Note 8(b)—Investments—WP Com).

Note 16 Supplemental Consolidating Financial Information

On April 5, 2011, Intelsat Jackson completed an offering of $2.65 billion aggregate principal amount of senior notes, consisting of $1.5 billion aggregate principal amount of the 7 1/4% Senior Notes due 2019 and $1.15 billion aggregate principal amount of the 7 1/2% Senior Notes due 2021 (collectively the “2011 Jackson Notes”). The 2011 Jackson Notes are fully and unconditionally guaranteed, jointly and severally, by Intelsat S.A., Intelsat Holdings, Intelsat Investment Holdings S.à r.l. and Intelsat Investments (collectively, the “Parent Guarantors”), by Intelsat Luxembourg and by certain wholly-owned subsidiaries of Intelsat Jackson (the “Subsidiary Guarantors”).

On April 26, 2012, Intelsat Jackson completed an offering of $1.2 billion aggregate principal amount of its 7 1/4% Senior Notes due 2020, which are fully and unconditionally guaranteed, jointly and severally, by the Parent Guarantors, Intelsat Luxembourg and the Subsidiary Guarantors.

Separate financial statements of the Parent Guarantors, Intelsat Luxembourg, Intelsat Jackson and the Subsidiary Guarantors are not presented because management believes that such financial statements would not be material to investors. Investments in Intelsat Jackson’s subsidiaries in the following condensed consolidating financial information are accounted for under the equity method of accounting. Consolidating adjustments include the following:

•	elimination of investment in subsidiaries;

•	elimination of intercompany accounts;

•	elimination of intercompany sales between guarantor and non-guarantor subsidiaries; and

•	elimination of equity in earnings (losses) of subsidiaries.

Other comprehensive income for the three months ended September 30, 2013 was $3.6 million compared to $1.5 million for the three months ended September 30, 2014. Other comprehensive income for the nine months ended September 30, 2013 was $9.9 million compared to $4.9 million for the nine months ended September 30, 2014. Other comprehensive income is fully attributable to the Subsidiary Guarantors, which are also consolidated within Intelsat Jackson.

NTELSAT S.A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING BALANCE SHEET

AS OF SEPTEMBER 30, 2014

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Jackson	Jackson Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$7,437	$1,079	$578,262	$351,381	$69,255	$(351,381)	$656,033
Receivables, net of allowance	12	—	161,146	161,146	49,544	(161,146)	210,702
Deferred income taxes	—	—	73,349	73,349	227	(81,668)	65,257
Prepaid expenses and other current assets	1,652	—	44,739	27,718	12,755	(32,841)	54,023
Intercompany receivables	—	269,099	214,116	—	—	(483,215)	—

Total current assets	9,101	270,178	1,071,612	613,594	131,781	(1,110,251)	986,015
Satellites and other property and equipment, net	—	—	5,698,057	5,698,057	125,101	(5,698,057)	5,823,158
Goodwill	—	—	6,780,827	6,780,827	—	(6,780,827)	6,780,827
Non-amortizable intangible assets	—	—	2,458,100	2,458,100	—	(2,458,100)	2,458,100
Amortizable intangible assets, net	—	—	517,602	517,602	—	(517,602)	517,602
Investment in affiliates	(241,606)	3,043,226	164,117	164,117	—	(3,129,854)	—
Other assets	88	38,339	364,242	254,579	10,085	(254,579)	412,754

Total assets	$(232,417)	$3,351,743	$17,054,557	$16,486,876	$266,967	$(19,949,270)	$16,978,456

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$30,774	$2	$126,832	$126,664	$27,398	$(133,768)	$177,902
Accrued interest payable	—	90,000	238,696	1,900	29	(1,900)	328,725
Current portion of long-term debt	—	—	497,422	—	—	—	497,422
Deferred satellite performance incentives	—	—	19,730	19,730	1,442	(19,730)	21,172
Other current liabilities	—	—	169,502	168,254	6,691	(168,254)	176,193
Intercompany payables	446,156	—	—	407,790	37,059	(891,005)	—

Total current liabilities	476,930	90,002	1,052,182	724,338	72,619	(1,214,657)	1,201,414
Long-term debt, net of current portion	—	3,500,000	11,263,096	—	—	—	14,763,096
Deferred satellite performance incentives, net of current portion	—	—	140,795	140,795	—	(140,795)	140,795
Deferred revenue, net of current portion	—	—	942,411	942,411	550	(942,411)	942,961
Deferred income taxes	—	—	226,507	226,507	15,237	(226,507)	241,744
Accrued retirement benefits	—	—	174,775	174,775	193	(174,775)	174,968
Other long-term liabilities	—	—	211,565	181,318	17,598	(187,656)	222,825
Shareholders’ equity (deficit):
Common shares	1,065	7,202	3,466,429	9,023,860	24	(12,497,515)	1,065
Preferred shares	35	—	—	—	—	—	35
Other shareholders’ equity (deficit)	(710,447)	(245,461)	(423,203)	5,072,872	160,746	(4,564,954)	(710,447)

Total liabilities and shareholders’ equity	$(232,417)	$3,351,743	$17,054,557	$16,486,876	$266,967	$(19,949,270)	$16,978,456

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2013

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Jackson	Jackson Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$3,792	$139	$193,090	$167,800	$50,769	$(167,800)	$247,790
Receivables, net of allowance	—	—	160,023	159,656	76,324	(159,656)	236,347
Deferred income taxes	—	—	46,228	46,228	(1,753)	(46,228)	44,475
Prepaid expenses and other current assets	1,272	—	25,846	25,794	6,738	(26,426)	33,224
Intercompany receivables	—	—	421,504	386,820	20,609	(828,933)	—

Total current assets	5,064	139	846,691	786,298	152,687	(1,229,043)	561,836
Satellites and other property and equipment, net	—	—	5,698,952	5,698,952	147,106	(5,739,470)	5,805,540
Goodwill	—	—	6,780,827	6,780,827	—	(6,780,827)	6,780,827
Non-amortizable intangible assets	—	—	2,458,100	2,458,100	—	(2,458,100)	2,458,100
Amortizable intangible assets, net	—	—	568,775	568,775	—	(568,775)	568,775
Investment in affiliates	(428,647)	3,053,901	227,320	227,320	—	(3,079,894)	—
Other assets	88	41,497	362,636	222,679	10,371	(222,679)	414,592

Total assets	$(423,495)	$3,095,537	$16,943,301	$16,742,951	$310,164	$(20,078,788)	$16,589,670

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$28,795	$32	$132,454	$130,178	$22,290	$(130,810)	$182,939
Accrued interest payable	—	22,500	163,820	2,458	172	(2,458)	186,492
Current portion of long-term debt	—	—	—	—	24,418	—	24,418
Deferred satellite performance incentives	—	—	21,089	21,089	1,614	(21,089)	22,703
Other current liabilities	—	—	154,014	152,772	3,011	(152,772)	157,025
Intercompany payables	441,907	206	—	—	—	(442,113)	—

Total current liabilities	470,702	22,738	471,377	306,497	51,505	(749,242)	573,577
Long-term debt, net of current portion	—	3,500,000	11,762,996	—	—	—	15,262,996
Deferred satellite performance incentives, net of current portion	—	—	153,023	153,023	881	(153,023)	153,904
Deferred revenue, net of current portion	—	—	887,446	887,446	793	(887,446)	888,239
Deferred income taxes	—	—	191,298	191,298	11,388	(191,346)	202,638
Accrued retirement benefits	—	—	196,657	196,657	199	(196,657)	196,856
Other long-term liabilities	—	—	226,603	179,025	19,524	(179,025)	246,127
Shareholders’ equity (deficit):
Common shares	1,060	7,202	3,466,429	9,023,860	24	(12,497,515)	1,060
Preferred shares	35	—	—	—	—	—	35
Other shareholders’ equity (deficit)	(895,292)	(434,403)	(412,528)	5,805,145	225,850	(5,224,534)	(935,762)

Total liabilities and shareholders’ equity	$(423,495)	$3,095,537	$16,943,301	$16,742,951	$310,164	$(20,078,788)	$16,589,670

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2014

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Jackson	Jackson Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
Revenue	$—	$—	$562,124	$562,127	$143,302	$(658,928)	$608,625

Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	—	—	61,799	61,799	119,220	(158,502)	84,316
Selling, general and administrative	1,667	6	29,416	29,334	12,985	(29,432)	43,976
Depreciation and amortization	—	—	158,832	158,832	8,758	(156,900)	169,522

Total operating expenses	1,667	6	250,047	249,965	140,963	(344,834)	297,814

Income (loss) from operations	(1,667)	(6)	312,077	312,162	2,339	(314,094)	310,811
Interest expense, net	2,515	68,574	162,590	576	856	(576)	234,535
Subsidiary income	73,742	146,685	1,601	1,601	—	(223,629)	—
Other income (expense), net	(1)	—	382	382	(2,908)	(382)	(2,527)

Income (loss) before income taxes	69,559	78,105	151,470	313,569	(1,425)	(537,529)	73,749
Provision for income taxes	2	—	4,785	4,781	342	(4,781)	5,129

Net income (loss)	69,557	78,105	146,685	308,788	(1,767)	(532,748)	68,620
Net income attributable to noncontrolling interest	—	—	—	—	(996)	—	(996)

Net income (loss) attributable to Intelsat S.A.	$69,557	$78,105	$146,685	$308,788	$(2,763)	$(532,748)	$67,624

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2013

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Jackson	Jackson Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
Revenue	$—	$—	$596,301	$596,306	$164,161	$(704,924)	$651,844

Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	—	—	65,463	65,463	136,863	(174,073)	93,716
Selling, general and administrative	1,852	13	42,899	42,926	11,534	(42,935)	56,289
Depreciation and amortization	—	—	178,500	178,500	8,357	(179,466)	185,891

Total operating expenses	1,852	13	286,862	286,889	156,754	(396,474)	335,896

Income (loss) from operations	(1,852)	(13)	309,439	309,417	7,407	(308,450)	315,948
Interest (income) expense, net	2,513	78,747	176,247	(302)	(232)	302	257,275
Subsidiary income	91,198	173,382	6,679	6,679	—	(277,938)	—
Other income (expense), net	(2)	—	16	16,005	(410)	(16,005)	(396)

Income before income taxes	86,831	94,622	139,887	332,403	7,229	(602,695)	58,277
Provision for (benefit from) income taxes	—	—	(33,495)	(33,495)	3,198	33,495	(30,297)

Net income	86,831	94,622	173,382	365,898	4,031	(636,190)	88,574
Net income attributable to noncontrolling interest	—	—	—	—	(776)	—	(776)

Net income attributable to Intelsat S.A.	$86,831	$94,622	$173,382	$365,898	$3,255	$(636,190)	$87,798

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Jackson	Jackson Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
Revenue	$—	$—	$1,709,004	$1,709,013	$445,367	$(2,010,121)	$1,853,263

Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	—	—	188,195	188,195	367,932	(489,186)	255,136
Selling, general and administrative	5,822	124	91,528	91,152	38,154	(91,269)	135,511
Depreciation and amortization	—	—	481,608	481,608	26,436	(481,608)	508,044

Total operating expenses	5,822	124	761,331	760,955	432,522	(1,062,063)	898,691

Income (loss) from operations	(5,822)	(124)	947,673	948,058	12,845	(948,058)	954,572
Interest expense, net	7,578	205,658	500,953	4,326	381	(4,326)	714,570
Subsidiary income	229,789	447,363	15,795	15,795	—	(708,742)	—
Other income (expense), net	2	—	1,934	1,956	(2,557)	(1,956)	(621)

Income before income taxes	216,391	241,581	464,449	961,483	9,907	(1,654,430)	239,381
Provision for income taxes	53	—	17,086	17,143	2,955	(17,143)	20,094

Net income	216,338	241,581	447,363	944,340	6,952	(1,637,287)	219,287
Net income attributable to noncontrolling interest	—	—	—	—	(2,949)	—	(2,949)

Net income attributable to Intelsat S.A.	$216,338	$241,581	$447,363	$944,340	$4,003	$(1,637,287)	$216,338

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Jackson	Jackson Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
Revenue	$—	$—	$1,789,061	$1,789,070	$503,468	$(2,120,825)	$1,960,774

Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	—	—	206,515	206,515	371,099	(492,489)	291,640
Selling, general and administrative	60,993	8,135	117,246	116,487	53,317	(116,516)	239,662
Depreciation and amortization	—	—	536,140	536,140	26,163	(538,395)	560,048
Gain on satellite insurance recoveries	—	—	(9,618)	(9,618)	—	9,618	(9,618)

Total operating expenses	60,993	8,135	850,283	849,524	450,579	(1,137,782)	1,081,732

Income (loss) from operations	(60,993)	(8,135)	938,778	939,546	52,889	(983,043)	879,042
Interest (income) expense, net	38,354	369,544	468,225	(38,852)	(1,402)	38,852	874,721
Loss on early extinguishment of debt	(24,185)	(341,351)	(1,258)	—	—	—	(366,794)
Subsidiary income (loss)	(161,276)	582,178	66,001	66,001	—	(552,904)	—
Other income (expense), net	(6)	—	(240)	15,750	(3,984)	(15,750)	(4,230)

Income (loss) before income taxes	(284,814)	(136,852)	535,056	1,060,149	50,307	(1,590,549)	(366,703)
Provision for (benefit from) income taxes	—	—	(47,122)	(47,122)	6,027	47,122	(41,095)

Net income (loss)	(284,814)	(136,852)	582,178	1,107,271	44,280	(1,637,671)	(325,608)
Net income attributable to noncontrolling interest	—	—	—	—	(2,703)	—	(2,703)

Net income (loss) attributable to Intelsat S.A.	$(284,814)	$(136,852)	$582,178	$1,107,271	$41,577	$(1,637,671)	$(328,311)

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Jackson	Jackson Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
Cash flows from operating activities:	$(750)	$(135,160)	$1,028,797	$1,430,684	$58,271	$(1,430,553)	$951,289

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	—	—	(498,585)	(498,585)	(4,402)	498,585	(502,987)
Repayment from intercompany loans	6,881	—	3,873	3,873	—	(14,627)	—
Investment in subsidiaries	(3,012)	—	—	(131)	—	3,143	—
Dividend from affiliates	8,300	144,400	16,657	16,657	—	(186,014)	—
Other investing activities	—	—	174	174		(174)	174

Net cash provided by (used in) investing activities	12,169	144,400	(477,881)	(478,012)	(4,402)	300,913	(502,813)

Cash flows from financing activities:
Repayments of long-term debt	—	—	—	—	(24,418)	—	(24,418)
Proceeds from (repayment of) intercompany borrowing	(4,233)	—	(6,881)	—	360	10,754	—
Dividends paid to preferred shareholders	(7,439)	—	—	—	—	—	(7,439)
Capital contribution from parent	—	—	—	55,530	3,143	(58,673)
Dividends to shareholders	—	(8,300)	(144,400)	(810,181)	(16,657)	979,538	—
Capital contribution from noncontrolling interest	—	—	—	—	12,209	—	12,209
Dividends paid to noncontrolling interest	—	—	—	—	(6,657)	—	(6,657)
Principal payments on deferred satellite performance incentives	—	—	(13,612)	(13,612)	(795)	13,612	(14,407)
Other financing activities	3,900	—	—	—	—	—	3,900

Net cash used in financing activities	(7,772)	(8,300)	(164,893)	(768,263)	(32,815)	945,231	(36,812)

Effect of exchange rate changes on cash and cash equivalents	(2)	—	(851)	(828)	(2,568)	828	(3,421)

Net change in cash and cash equivalents	3,645	940	385,172	183,581	18,486	(183,581)	408,243
Cash and cash equivalents, beginning of period	3,792	139	193,090	167,800	50,769	(167,800)	247,790

Cash and cash equivalents, end of period	$7,437	$1,079	$578,262	$351,381	$69,255	$(351,381)	$656,033

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Jackson	Jackson Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
Cash flows from operating activities:	$(109,023)	$(445,373)	$1,167,839	$1,459,891	$24,250	$(1,459,891)	$637,693

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	—	—	(473,538)	(473,538)	(6,775)	473,538	(480,313)
Proceeds from insurance settlements	—	—	487,930	487,930	—	(487,930)	487,930
Payment on satellite performance incentives from insurance proceeds	—	—	(19,199)	(19,199)	—	19,199	(19,199)
Repayment from (disbursements for) intercompany loans	(25,897)	—	(2,222,821)	(613,573)	3,493	2,858,798	—
Investment in subsidiaries	(10,115)	(17,248)	(280)	(280)	—	27,923	—
Dividend from affiliates	18,281	345,912	7,319	7,319	—	(378,831)	—
Other investing activities	—	—	(2,000)	(2,000)	—	2,000	(2,000)

Net cash provided by (used in)investing activities	(17,731)	328,664	(2,222,589)	(613,341)	(3,282)	2,514,697	(13,582)

Cash flows from financing activities:
Repayments of long-term debt	(353,550)	(5,307,986)	(1,110,163)	—	(24,418)	—	(6,796,117)
Repayment of notes payable to former shareholders	(868)	—	—	—	—	—	(868)
Payment of premium on early extinguishment of debt	(9,395)	(301,762)	(67)	—	—	—	(311,224)
Proceeds from issuance of long-term debt	—	3,500,000	2,754,688	—	—	—	6,254,688
Proceeds from (repayment of) intercompany borrowing	(52,391)	2,289,335	22,404	(44,111)	(14,123)	(2,201,114)	—
Debt issuance costs	—	(44,536)	(40,412)	—	—	—	(84,948)
Proceeds from initial public offering	572,500	—	—	—	—	—	572,500
Stock issuance costs	(26,683)	—	—	—	—	—	(26,683)
Dividends paid to preferred shareholders	(2,755)	—	—	—	—	—	(2,755)
Capital contribution from parent	—	—	17,248	32,144	10,395	(59,787)	—
Dividends to shareholders	—	(18,281)	(345,912)	(805,660)	(7,319)	1,177,172	—
Principal payments on deferred satellite performance incentives	—	—	(13,063)	(13,063)	(487)	13,063	(13,550)
Capital contribution from noncontrolling interest	—	—	—	—	12,209	—	12,209
Dividends paid to noncontrolling interest	—	—	—	—	(6,569)	—	(6,569)
Other financing activities	490	—	—	—	—	—	490

Net cash provided by (used in) financing activities	127,348	116,770	1,284,723	(830,690)	(30,312)	(1,070,666)	(402,827)

Effect of exchange rate changes on cash and cash equivalents	(6)	(1)	(376)	(374)	(4,015)	374	(4,398)

Net change in cash and cash equivalents	588	60	229,597	15,486	(13,359)	(15,486)	216,886
Cash and cash equivalents, beginning of period	81	91	133,379	131,107	53,934	(131,107)	187,485

Cash and cash equivalents, end of period	$669	$151	$362,976	$146,593	$40,575	$(146,593)	$404,371

(Certain totals may not add due to the effects of rounding)

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our unaudited condensed consolidated financial statements and their notes included elsewhere in this Quarterly Report. See “Forward-Looking Statements” for a discussion of factors that could cause our future financial condition and results of operations to be different from those discussed below.

Overview

We operate the world’s largest satellite services business, providing a critical layer in the global communications infrastructure. We provide diversified communications services to the world’s leading media companies, fixed and wireless telecommunications operators, data networking service providers for enterprise and mobile applications in the air and on the seas, multinational corporations and internet service providers. We are also the leading provider of commercial satellite capacity to the U.S. government and other select military organizations and their contractors. Our customers use our global network for a broad range of applications, from global distribution of content for media companies to providing the transmission layer for aeronautical consumer broadband connectivity to enabling essential network backbones for telecommunications providers in high-growth emerging regions.

Our network solutions are a critical component of our customers’ infrastructures and business models. For instance, our satellite neighborhoods provide our media customers with efficient and reliable programming distribution that maximizes audience reach, a benefit that is difficult for terrestrial services to match. In addition, our satellite solutions provide higher reliability than is available from local terrestrial telecommunications services in many regions and allow our customers to reach geographies that they would otherwise be unable to serve.

Results of Operations

Three Months Ended September 30, 2013 and 2014

The following table sets forth our comparative statements of operations for the periods shown with the increase (decrease) and percentage changes, except those deemed not meaningful (“NM”), between the periods presented (in thousands, except percentages):

			Three Months Ended September 30, 2013 Compared to Three Months Ended September 30, 2014
	Three Months Ended September 30, 2013	Three Months Ended September 30, 2014	Increase (Decrease)	Percentage Change
Revenue	$651,844	$608,625	$(43,219)	(7)%
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	93,716	84,316	(9,400)	(10)
Selling, general and administrative	56,289	43,976	(12,313)	(22)
Depreciation and amortization	185,891	169,522	(16,369)	(9)

Total operating expenses	335,896	297,814	(38,082)	(11)

Income from operations	315,948	310,811	(5,137)	(2)
Interest expense, net	257,275	234,535	(22,740)	(9)
Other expense, net	(396)	(2,527)	(2,131)	NM

Income before income taxes	58,277	73,749	15,472	27
Provision for (benefit from) income taxes	(30,297)	5,129	35,426	NM

Net income	88,574	68,620	(19,954)	(23)
Net income attributable to noncontrolling interest	(776)	(996)	(220)	28

Net income attributable to Intelsat S.A.	$87,798	$67,624	$(20,174)	(23)%

Revenue

We earn revenue primarily by providing services to our customers using our satellite transponder capacity. Our customers generally obtain satellite capacity from us by placing an order pursuant to one of several master customer service agreements. Our master customer service agreements offer different service types, including transponder services, managed services, and channel, which are all services that are provided on, or used to provide access to, our global network. We refer to these services as on-network services. Our customer agreements also cover services that we procure from third parties and resell, which we refer to as off-network services. These services can include transponder services and other satellite-based transmission services sourced from other operators, often in frequencies not available on our network. Under the category Off-Network and Other Revenues, we also include revenues from consulting and other services.

The following table sets forth our comparative revenue by service type, with Off-Network and Other Revenues shown separately from On-Network Revenues, for the periods shown (in thousands, except percentages):

	Three Months Ended September 30, 2013	Three Months Ended September 30, 2014	Increase (Decrease)	Percentage Change
On-Network Revenues
Transponder services	$494,947	$468,016	$(26,931)	(5)%
Managed services	77,008	73,457	(3,551)	(5)
Channel	17,471	14,523	(2,948)	(17)

Total on-network revenues	589,426	555,996	(33,430)	(6)
Off-Network and Other Revenues
Transponder, MSS and other off-network services	50,443	41,659	(8,784)	(17)
Satellite-related services	11,975	10,970	(1,005)	(8)

Total off-network and other revenues	62,418	52,629	(9,789)	(16)

Total	$651,844	$608,625	$(43,219)	(7)%

Total revenue for the three months ended September 30, 2014 decreased by $43.2 million, or 7%, as compared to the three months ended September 30, 2013. By service type, our revenues decreased due to the following:

On-Network Revenues:

•	Transponder services—an aggregate decrease of $26.9 million, primarily due to a $13.5 million decrease in revenue from capacity sold for government applications, an $8.8 million decrease in revenue from network services customers, largely in the North America and the Africa and Middle East regions, and a $4.6 million decrease in revenue from media applications due primarily to the renewal at lower volumes from customers in the North America region.

•	Managed services— an aggregate decrease of $3.6 million, largely due to a $1.8 million decrease in revenue from media customers for occasional use services and a $1.3 million net decrease from network services customers for broadband services, primarily in the North America region, as well as declines in international trunking in the Africa and Middle East region, partially offset by growth in mobility applications.

•	Channel—an aggregate decrease of $2.9 million related to the continued migration of international point-to-point satellite traffic to fiber optic cable, a trend which we expect will continue.

Off-Network and Other Revenues:

•	Transponder, MSS and other off-network services—an aggregate decrease of $8.8 million, primarily due to declines in services for government applications, largely related to reduced sales of off-network transponder services and mobile satellite services (“MSS”).

•	Satellite-related services—an aggregate decrease of $1.0 million, primarily due to decreased revenue from flight operations support for third-party satellites and other services.

Operating Expenses

Direct Costs of Revenue (Excluding Depreciation and Amortization)

Direct costs of revenue decreased by $9.4 million, or 10%, to $84.3 million for the three months ended September 30, 2014 as compared to the three months ended September 30, 2013. The decrease was primarily due to the following:

•	a decrease of $4.4 million in the cost of off-network fixed satellite services (“FSS”) capacity purchased, primarily related to solutions sold to our government customer set; and

•	a decrease of $3.7 million in direct costs related to a joint venture.

Selling, General and Administrative

Selling, general and administrative expenses decreased by $12.3 million, or 22%, to $44.0 million for the three months ended September 30, 2014 as compared to the three months ended September 30, 2013. The decrease was primarily due to a decrease of $11.2 million in bad debt expenses due to improved collections experience principally in the Africa and Middle East region.

Depreciation and Amortization

Depreciation and amortization expense decreased by $16.4 million, or 9%, to $169.5 million for the three months ended September 30, 2014 as compared to the three months ended September 30, 2013. Significant items impacting depreciation and amortization included:

•	a decrease of $12.9 million in depreciation expense due to the timing of certain satellites becoming fully depreciated; and

•	a decrease of $3.5 million in amortization expense primarily due to changes in the expected pattern of consumption of amortizable intangible assets, as these assets primarily include acquired backlog, which relates to contracts covering varying periods that expire over time, and acquired customer relationships, for which the value diminishes over time.

Interest Expense, Net

Interest expense, net consists of the gross interest expense we incur together with gains and losses on interest rate swaps (which reflect net interest accrued on the interest rate swaps as well as the change in their fair value), offset by interest income earned and the amount of interest we capitalize related to assets under construction. As of September 30, 2014, we held interest rate swaps with an aggregate notional amount of $1.6 billion to economically hedge the variability in cash flow on a portion of the floating-rate term loans under our senior secured credit facilities. The swaps have not been designated as hedges for accounting purposes. Interest expense, net decreased by $22.7 million, or 9%, to $234.5 million for the three months ended September 30, 2014, as compared to $257.3 million for the three months ended September 30, 2013. The decrease in interest expense, net was principally due to the following:

•	a decrease of $8.6 million resulting from higher capitalized interest of $19.3 million for the three months ended September 30, 2014, as compared to $10.8 million for the three months ended September 30, 2013, resulting from increased levels of satellites and related assets under construction;

•	a decrease of $8.4 million related to the interest expense accrued and the change in fair value of our interest rate swaps; and

•	a net decrease of $5.3 million in interest expense as a result of the decrease in the interest rate for borrowing under the Intelsat Jackson Secured Credit Agreement (see—Liquidity and Capital Resources—Long-Term Debt—Senior Secured Credit Facilities).

The non-cash portion of total interest expense, net was $5.7 million for the three months ended September 30, 2014. The non-cash interest expense was due to the amortization of deferred financing fees incurred as a result of new or refinanced debt and the amortization and accretion of discounts and premiums.

Other Expense, Net

Other expense, net was $2.5 million for the three months ended September 30, 2014 as compared to $0.4 million for the three months ended September 30, 2013. The difference of $2.1 million was primarily due to an increase in exchange rate losses mainly related to our business conducted in Brazilian reais.

Provision for (Benefit from) Income Taxes

Our income tax expense was $5.1 million for the three months ended September 30, 2014 as compared to a benefit of $30.3 million for the three months ended September 30, 2013. The difference was principally due to an internal subsidiary reorganization in the three months ended September 30, 2013, as a result of which we recognized a significant tax benefit related to foreign tax credits we intend to elect to claim on our U.S. subsidiaries’ tax returns. These foreign tax credits primarily relate to taxes paid in prior years and are expected to reduce our future tax obligations.

Cash paid for income taxes, net of refunds, totaled $6.8 million and $5.8 million for the three months ended September 30, 2014 and 2013, respectively.

Net Income Attributable to Intelsat S.A.

Net income attributable to Intelsat S.A. decreased by $20.2 million, or 23%, to $67.6 million for the three months ended September 30, 2014 as compared to the three months ended September 30, 2013, reflecting the various items discussed above.

Nine Months Ended September 30, 2013 and 2014

The following table sets forth our comparative statements of operations for the periods shown with the increase (decrease) and percentage changes, except those deemed not meaningful (“NM”), between the periods presented (in thousands, except percentages):

			Nine Months Ended September 30, 2013 Compared to Nine Months Ended September 30, 2014
	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2014	Increase (Decrease)	Percentage Change
Revenue	$1,960,774	$1,853,263	$(107,511)	(5)%
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	291,640	255,136	(36,504)	(13)
Selling, general and administrative	239,662	135,511	(104,151)	(43)
Depreciation and amortization	560,048	508,044	(52,004)	(9)
Gain on satellite insurance recoveries	(9,618)	—	9,618	NM

Total operating expenses	1,081,732	898,691	(183,041)	(17)

Income from operations	879,042	954,572	75,530	9
Interest expense, net	874,721	714,570	(160,151)	(18)
Loss on early extinguishment of debt	(366,794)	—	366,794	NM
Other expense, net	(4,230)	(621)	3,609	(85)

Income (loss) before income taxes	(366,703)	239,381	606,084	NM
Provision for (benefit from) income taxes	(41,095)	20,094	61,189	NM

Net income (loss)	(325,608)	219,287	544,895	NM
Net income attributable to noncontrolling interest	(2,703)	(2,949)	(246)	9

Net income (loss) attributable to Intelsat S.A.	$(328,311)	$216,338	$544,649	NM %

Revenue

The following table sets forth our comparative revenue by service type, with Off-Network and Other Revenues shown separately from On-Network Revenues, for the periods shown (in thousands, except percentages):

	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2014	Increase (Decrease)	Percentage Change
On-Network Revenues
Transponder services	$1,494,626	$1,420,193	$(74,433)	(5)%
Managed services	224,682	224,740	58	0
Channel	55,290	45,523	(9,767)	(18)

Total on-network revenues	1,774,598	1,690,456	(84,142)	(5)
Off-Network and Other Revenues
Transponder, MSS and other off-network services	150,731	128,380	(22,351)	(15)
Satellite-related services	35,445	34,427	(1,018)	(3)

Total off-network and other revenues	186,176	162,807	(23,369)	(13)

Total	$1,960,774	$1,853,263	$(107,511)	(5)%

Total revenue for the nine months ended September 30, 2014 decreased by $107.5 million, or 5%, as compared to the nine months ended September 30, 2013. By service type, our revenues increased or decreased due to the following:

On-Network Revenues:

•	Transponder services—an aggregate decrease of $74.4 million, due to a $33.8 million decrease in revenue from capacity sold for government applications, a $30.3 million decrease in revenue from network services customers, primarily in the Africa and Middle East and the North America regions, and a $10.3 million decrease in revenue largely due to media customer non-renewals in the North America region.

•	Managed services— a net increase of $0.1 million, driven by growth in mobility applications, partially offset by declines in international trunking in the Africa and Middle East region as well as a decrease in revenue from media customers for occasional use services.

•	Channel—an aggregate decrease of $9.8 million related to a continued decline due to the migration of international point-to-point satellite traffic to fiber optic cable, a trend which we expect will continue.

Off-Network and Other Revenues:

•	Transponder, MSS and other off-network services—an aggregate decrease of $22.4 million, primarily due to declines in services for government applications, largely related to reduced sales of off-network transponder services.

•	Satellite-related services—an aggregate decrease of $1.0 million, primarily due to decreased revenue from flight operations support for third-party satellites and other services.

Operating Expenses

Direct Costs of Revenue (Excluding Depreciation and Amortization)

Direct costs of revenue decreased by $36.5 million, or 13%, to $255.1 million for the nine months ended September 30, 2014 as compared to the nine months ended September 30, 2013. Excluding $2.4 million of compensation charges related to our initial public offering (“IPO”) in 2013, direct cost of revenue decreased by $34.1 million primarily due to the following:

•	a decrease of $16.6 million in the cost of off-network FSS capacity purchased, primarily related to solutions sold to our government customer set;

•	a decrease of $9.0 million in costs related to a joint venture and other direct costs related to the delivery of professional services; and

•	a decrease of $2.5 million in staff-related expenses.

Selling, General and Administrative

Selling, general and administrative expenses decreased by $104.2 million, or 43%, to $135.5 million for the nine months ended September 30, 2014 as compared to the nine months ended September 30, 2013. Excluding $56.3 million associated with the termination of our monitoring fee agreement dated February 4, 2008 with affiliates of our sponsor shareholders (the “2008 MFA”) and $18.9 million of compensation charges related to the IPO in 2013, selling, general and administrative expenses decreased by $29.0 million primarily due to the following:

•	a decrease of $24.8 million in bad debt expense primarily due to improved collections experience principally in the Africa and Middle East region; and

•	a decrease of $10.7 million in professional fees largely due to the 2013 expenses related to the 2008 MFA prior to its termination in 2013; partially offset by

•	an increase of $3.5 million in litigation-related expenses.

Depreciation and Amortization

Depreciation and amortization expense decreased by $52.0 million, or 9%, to $508.0 million for the nine months ended September 30, 2014 as compared to the nine months ended September 30, 2013. Significant items impacting depreciation and amortization included:

•	a decrease of $39.9 million in depreciation expense due to the timing of certain satellites becoming fully depreciated; and

•	a decrease of $10.6 million in amortization expense primarily due to changes in the expected pattern of consumption of amortizable intangible assets as these assets primarily include acquired backlog, which relates to contracts covering varying periods that expire over time, and acquired customer relationships, for which the value diminishes over time.

Gain on Satellite Insurance Recoveries

Gain on satellite insurance recoveries was $9.6 million for the nine months ended September 30, 2013, with no comparable amount for the nine months ended September 30, 2014. In February 2013, the launch vehicle for our IS-27 satellite failed shortly after liftoff and the satellite was completely destroyed. The satellite and its related assets, which had a book value of $396.6 million, were fully insured. We received $406.2 million of insurance proceeds and recognized the surplus of insurance proceeds over the book value of the satellite and its related assets as a gain.

Interest Expense, Net

Interest expense, net decreased by $160.2 million, or 18%, to $714.6 million for the nine months ended September 30, 2014, as compared to $874.7 million for the nine months ended September 30, 2013. The decrease in interest expense, net was principally due to the following:

•	a net decrease of $119.4 million in interest expense as a result of our debt offerings, redemptions and prepayments in 2013 (see—Liquidity and Capital Resources—Long-Term Debt—2013 Debt Transactions);

•	a decrease of $19.9 million resulting from higher capitalized interest of $52.0 million for the nine months ended September 30, 2014, as compared to $32.1 million for the nine months ended September 30, 2013, resulting from increased levels of satellites and related assets under construction; and

•	a net decrease of $18.5 million in interest expense as a result of the decrease in the interest rate for borrowing under the Intelsat Jackson Secured Credit Agreement (see—Liquidity and Capital Resources—Long-Term Debt—Senior Secured Credit Facilities).

The non-cash portion of total interest expense, net was $17.0 million for the nine months ended September 30, 2014. The non-cash interest expense was due to the amortization of deferred financing fees incurred as a result of new or refinanced debt and the amortization and accretion of discounts and premiums.

Loss on Early Extinguishment of Debt

Loss on early extinguishment of debt was $366.8 million for the nine months ended September 30, 2013 with no comparable loss for the nine months ended September 30, 2014. The 2013 loss related to the repayment of debt in connection with various 2013 refinancings, redemptions, prepayments and offerings (see—Liquidity and Capital Resources—Long-Term Debt—2013 Debt Transactions). The loss of $366.8 million was primarily driven by a $311.2 million difference between the carrying value of the debt repurchased, redeemed or prepaid and the total cash amount paid (including related fees), together with a write-off of $55.6 million of unamortized debt discounts and debt issuance costs.

Other Expense, Net

Other expense, net was $0.6 million for the nine months ended September 30, 2014 as compared to $4.2 million for the nine months ended September 30, 2013. The difference of $3.6 million was primarily due to a total impairment of an immaterial investment in 2013 and a decrease in exchange rate losses mainly related to our business conducted in Brazilian reais.

Provision for (Benefit from) Income Taxes

Our income tax expense was $20.1 million for the nine months ended September 30, 2014 as compared to a benefit of $41.1 million for the nine months ended September 30, 2013. The difference was principally due to a 2013 internal subsidiary reorganization as a result of which we recognized a significant tax benefit related to foreign tax credits we intend to elect to claim on our U.S. subsidiaries’ tax return. These foreign tax credits primarily relate to taxes paid in prior years and are expected to reduce our future tax obligations. We also recognized tax benefits related to the closing of the 2008 and 2009 tax years for Intelsat Holding Corporation in the nine months ended September 30, 2013.

Cash paid for income taxes, net of refunds, totaled $30.6 million and $29.8 million for the nine months ended September 30, 2014 and 2013, respectively.

Net Income (Loss) Attributable to Intelsat S.A.

Net income attributable to Intelsat S.A. for the nine months ended September 30, 2014 totaled $216.3 million. Net income increased from a comparable period loss in 2013 by $544.6 million, reflecting the various items discussed above. Results for the nine months ended September 30, 2013 were significantly impacted by costs and expenses related to the IPO and losses on early extinguishment of debt.

EBITDA

EBITDA consists of earnings before net interest, loss on early extinguishment of debt, taxes and depreciation and amortization. Given our high level of leverage, refinancing activities are a frequent part of our efforts to manage our costs of borrowing. Accordingly, we consider loss on early extinguishment of debt an element of interest expense. EBITDA is a measure commonly used in the FSS sector, and we present EBITDA to enhance the understanding of our operating performance. We use EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. However, EBITDA is not a measure of financial performance under U.S. GAAP, and our EBITDA may not be comparable to similarly titled measures of other companies. EBITDA should not be considered as an alternative to operating income (loss) or net income (loss) determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

A reconciliation of net income (loss) to EBITDA for the periods shown is as follows (in thousands):

	Three Months Ended September 30, 2013	Three Months Ended September 30, 2014	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2014
Net income (loss)	$88,574	$68,620	$(325,608)	$219,287
Add (Subtract):
Interest expense, net	257,275	234,535	874,721	714,570
Loss on early extinguishment of debt	—	—	366,794	—
Provision for (benefit from) income taxes	(30,297)	5,129	(41,095)	20,094
Depreciation and amortization	185,891	169,522	560,048	508,044

EBITDA	$501,443	$477,806	$1,434,860	$1,461,995

Adjusted EBITDA

In addition to EBITDA, we calculate a measure called Adjusted EBITDA to assess the operating performance of Intelsat S.A. Adjusted EBITDA consists of EBITDA of Intelsat S.A. as adjusted to exclude or include certain unusual items, certain other operating expense items and certain other adjustments as described in the table and related footnotes below. Our management believes that the presentation of Adjusted EBITDA provides useful information to investors, lenders and financial analysts regarding our financial condition and results of operations because it permits clearer comparability of our operating performance between periods. By excluding the potential volatility related to the timing and extent of non-operating activities, such as impairments of asset value and other non-recurring items, our management believes that Adjusted EBITDA provides a useful means of evaluating the success of our operating activities. We also use Adjusted EBITDA, together with other appropriate metrics, to set goals for and measure the operating performance of our business, and it is one of the principal measures we use to evaluate our management’s performance in determining compensation under our incentive compensation plans. Adjusted EBITDA measures have been used historically by investors, lenders and financial analysts to estimate the value of a company, to make informed investment decisions and to evaluate performance. Our management believes that the inclusion of Adjusted EBITDA facilitates comparison of our results with those of companies having different capital structures.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. Adjusted EBITDA should not be considered as an alternative to operating income (loss) or net income (loss) determined in accordance with U.S. GAAP, as an indicator of our operating performance, as an alternative to cash flows from operating activities determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

A reconciliation of net income (loss) to EBITDA and EBITDA to Adjusted EBITDA is as follows (in thousands):

	Three Months Ended September 30, 2013	Three Months Ended September 30, 2014	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2014
Net income (loss)	$88,574	$68,620	$(325,608)	$219,287

Add (Subtract):
Interest expense, net	257,275	234,535	874,721	714,570
Loss on early extinguishment of debt	—	—	366,794	—
Provision for (benefit from) income taxes	(30,297)	5,129	(41,095)	20,094
Depreciation and amortization	185,891	169,522	560,048	508,044

EBITDA	501,443	477,806	1,434,860	1,461,995

Add (Subtract):
Compensation and benefits (1)	4,663	5,077	23,156	14,134
Management fees (2)	—	—	64,239	—
Non-recurring and other non-cash items (3)	2,318	2,421	1,356	5,426

Adjusted EBITDA	$508,424	$485,304	$1,523,611	$1,481,555

(1)	Reflects non-cash expenses incurred relating to our equity compensation plans and a portion of the expenses related to our defined benefit retirement plan and other postretirement benefits.
(2)	Reflects expenses incurred in connection with the 2008 MFA. In connection with our IPO in April 2013, the 2008 MFA was terminated.
(3)	Reflects certain non-recurring gains and losses and non-cash items, including the following: non-recurring litigation expenses; non-cash expense related to the recognition of expense on a straight-line basis for certain office space leases; severance, retention and relocation payments; costs associated with a 2013 internal subsidiary reorganization; expenses associated with the relocation of our administrative headquarters and primary satellite operations center; expenses related to the IPO; the total impairment of an immaterial investment; and other various non-recurring expenses. These costs were partially offset by a gain on satellite insurance recoveries and non-cash income related to the recognition of deferred revenue on a straight-line basis for certain prepaid capacity service contracts.

Liquidity and Capital Resources

Overview

We are a highly leveraged company and our contractual obligations, commitments and debt service requirements over the next several years are significant. At September 30, 2014, our total indebtedness was $15.3 billion. Our interest expense for the nine months ended September 30, 2014 was $714.6 million, which included $17.0 million of non-cash interest expense. We also expect to make significant capital expenditures in 2014 and future years, as set forth below in—Capital Expenditures.

Our primary source of liquidity is and will continue to be cash generated from operations and existing cash. At September 30, 2014, cash and cash equivalents were $656.0 million. In addition, Intelsat Jackson had $487.8 million of available borrowing capacity (net of standby letters of credit outstanding) under its revolving credit facility at September 30, 2014.

We currently expect to use cash on hand, cash flows from operations, borrowings under our senior secured revolving credit facility and refinancing of our third party debt to fund our most significant cash outlays, including debt service requirements and capital expenditures, in the next twelve months and beyond, and expect such sources to be sufficient to fund our requirements over that time and beyond. In past years, our cash flows from operations and cash on hand have been sufficient to fund interest obligations paid and significant capital expenditures ($866.0 million and $600.8 million in 2012 and 2013, respectively). Additionally, we have been able to refinance significant portions of our debt at favorable rates and on favorable terms, as discussed in —Long-Term Debt. Our total capital expenditures are expected to range from $625 million to $700 million in 2014, $775 million to $850 million in 2015 and $625 million to $700 million in 2016. We also expect to receive significant customer prepayments under our customer service contracts. Significant prepayments received during the nine months ended September 30, 2014 totaled $100.6 million. Significant prepayments are currently expected to range from $125 million to $150 million in 2014, from $125 million to $150 million in 2015 and up to $25 million in 2016.

An inability to generate sufficient cash flow to satisfy our debt service obligations or to refinance our obligations on commercially reasonable terms would have an adverse effect on our business, financial position, results of operations and cash flows, as well as on our and our subsidiaries’ ability to satisfy their obligations in respect of their respective debt. We continually evaluate ways to simplify our capital structure and opportunistically extend our maturities and reduce our costs of debt. In addition, we may from time to time retain any future earnings to purchase, repay, redeem or retire any of our outstanding debt securities in privately negotiated or open market transactions, by tender offer or otherwise.

On September 30, 2014, Intelsat Jackson issued a notice of redemption pursuant to the indenture governing its 8  1⁄2% Senior Notes due 2019 (the “2019 Senior Notes”) that it intends to redeem all of the outstanding $500.0 million aggregate principal amount of the 2019 Senior Notes on November 1, 2014. Payment with respect to the redemption will be made on November 3, 2014.

In April 2013, the shareholders of Intelsat S.A. declared a $10.2 million dividend which was paid in four installments through June 2014 to the holders of our Series A Preferred Shares, in accordance with the terms of the Series A Preferred Shares. The final installment of $ $0.71875 per share was paid on May 1, 2014. In June 2014, the shareholders of Intelsat S.A. declared a $9.9 million dividend to be paid to holders of our Series A Preferred Shares in four installments through June 2015. The first installment was paid on August 1, 2014 to holders of record as of July 15, 2014. Further, in October 2014, we announced the second installment of $0.71875 per share, to be paid on November 1, 2014 to holders of record as of October 15, 2014.

Cash Flow Items

Our cash flows consisted of the following for the periods shown (in thousands):

	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2014
Net cash provided by operating activities	$637,693	$951,289
Net cash used in investing activities	(13,582)	(502,813)
Net cash used in financing activities	(402,827)	(36,812)
Net change in cash and cash equivalents	216,886	408,243

Net Cash Provided by Operating Activities

Net cash provided by operating activities increased by $313.6 million to $951.3 million during the nine months ended September 30, 2014 as compared to the nine months ended September 30, 2013. The primary drivers of the year-over-year increase in net cash provided by operating activities were higher cash inflows related to higher earnings, an increase in deferred revenue prepayments, a decrease in the amount and timing of interest payments, net of amounts capitalized, compared to 2013 and payments in 2013 related to the 2008 MFA which was terminated in conjunction with the IPO.

Net Cash Used in Investing Activities

Net cash used in investing activities increased by $489.2 million to $502.8 million during the nine months ended September 30, 2014 as compared to the nine months ended September 30, 2013. During the nine months ended September 30, 2013, cash flows from investing activities reflected $487.9 million of proceeds received from insurance claim settlements, with no comparable amounts during the nine months ended September 30, 2014.

Net Cash Used in Financing Activities

Net cash used in financing activities decreased by $366.0 million to $36.8 million during the nine months ended September 30, 2014 due to lower repayments of long-term debt. During the nine months ended September 30, 2013, cash flows from financing activities primarily reflected the following: $6.3 billion in proceeds received from the 2013 Intelsat Luxembourg and Intelsat Jackson Notes Offerings as discussed in “—Long-Term Debt—2013 Debt Transactions;” $545.8 million of proceeds received from the IPO net of related stock issuance costs; and $6.8 billion in repayments of long-term debt, together with the associated $311.2 million of payment of premium on early extinguishment of debt and $84.9 million of debt issuance costs, with no comparable amounts during the nine months ended September 30, 2014.

Long-Term Debt

Senior Secured Credit Facilities

On January 12, 2011, Intelsat Jackson entered into a secured credit agreement (the “Intelsat Jackson Secured Credit Agreement”), which includes a $3.25 billion term loan facility and a $500.0 million revolving credit facility, and borrowed the full $3.25 billion under the term loan facility. The term loan facility requires regularly scheduled quarterly payments of principal equal to 0.25% of the original principal amount of the term loan beginning six months after January 12, 2011, with the remaining unpaid amount due and payable at maturity. Up to $350.0 million of the revolving credit facility is available for issuance of letters of credit. Additionally, up to $70.0 million of the revolving credit facility is available for swingline loans. Both the face amount of any outstanding letters of credit and any swingline loans reduce availability under the revolving credit facility on a dollar for dollar basis. Intelsat Jackson is required to pay a commitment fee for the unused commitments under the revolving credit facility, if any, at a rate per annum of 0.375%. As of September 30, 2014, Intelsat Jackson had $487.8 million (net of standby letters of credit) of availability remaining thereunder.

On October 3, 2012, Intelsat Jackson entered into an Amendment and Joinder Agreement (the “Jackson Credit Agreement Amendment”), which amended the Intelsat Jackson Secured Credit Agreement. As a result of the Jackson Credit Agreement Amendment, interest rates for borrowings under the term loan facility and the revolving credit facility were reduced. In April 2013, our corporate family rating was upgraded by Moody’s, and as a result, the interest rate for the borrowing under the term loan facility and revolving credit facility were further reduced to the London Inter-Bank Offered Rate (“LIBOR”) plus 3.00% or the Above Bank Rate (“ABR”) plus 2.00%.

On November 27, 2013, Intelsat Jackson entered into a Second Amendment and Joinder Agreement (the “Second Jackson Credit Agreement Amendment”), which further amended the Intelsat Jackson Secured Credit Agreement. The Second Jackson Credit Agreement Amendment reduced interest rates for borrowings under the term loan facility and extended the maturity of the term loan facility. In addition, it reduced the interest rates applicable to $450 million of the $500 million total revolving credit facility and extended the maturity of such portion. As a result of the Second Jackson Credit Agreement Amendment, interest rates for borrowings under the term loan facility and the new tranche of the revolving credit facility are (i) LIBOR plus 2.75%, or (ii) the ABR plus 1.75%. The LIBOR and the ABR, plus applicable margins, related to the term loan facility and the new tranche of the revolving credit facility are determined as specified in the Intelsat Jackson Secured Credit Agreement, as amended by the Second Jackson Credit Agreement Amendment, and the LIBOR will not be less than 1.00% per annum. The maturity date of the term loan facility was extended from April 2, 2018 to June 30, 2019 and the maturity of the new $450 million tranche of the revolving credit facility was extended from January 12, 2016 to July 12, 2017. The interest rates and maturity date applicable to the $50 million tranche of the revolving credit facility that was not amended remained unchanged.

The Intelsat Jackson Secured Credit Agreement includes two financial covenants. Intelsat Jackson must maintain a consolidated secured debt to consolidated EBITDA ratio of less than or equal to 3.50 to 1.00 at the end of each fiscal quarter as well as a consolidated EBITDA to consolidated interest expense ratio of greater than or equal to 1.75 to 1.00 at the end of each fiscal quarter, in each case as such financial measures are defined in the Intelsat Jackson Secured Credit Agreement. Intelsat Jackson was in compliance with these financial maintenance covenant ratios with a consolidated secured debt to consolidated EBITDA ratio of 1.23 to 1.00 and a consolidated EBITDA to consolidated interest expense ratio of 2.74 to 1.00 as of September 30, 2014. In the event Intelsat Jackson were to fail to comply with these financial maintenance covenant ratios and were unable to obtain waivers, Intelsat Jackson would default under the Intelsat Jackson Secured Credit Agreement, and the lenders under the Intelsat Jackson Secured Credit Agreement could accelerate our obligations thereunder, which would result in an event of default under our existing notes.

2014 Debt Transactions

2014 Intelsat Jackson Notes Pending Redemption

On September 30, 2014, Intelsat Jackson issued a notice of redemption pursuant to the indenture governing the 2019 Senior Notes that it intends to redeem all of the outstanding $500.0 million aggregate principal amount of the 2019 Senior Notes on November 1, 2014. Payment with respect to the redemption will be made on November 3, 2014. In accordance with FASB ASC Topic 470, Debt, the 2019 Senior Notes are included in the current portion of long-term debt on our condensed consolidated balance sheet at

September 30, 2014. In connection with the pending redemption, we expect to recognize a loss on early extinguishment of debt of approximately $40.4 million in the fourth quarter of 2014, consisting of the difference between the carrying value of the debt redeemed and the total cash amount paid (including related fees), and a write-off of unamortized debt discount and debt issuance costs.

2013 Debt Transactions

2013 Intelsat Jackson Senior Secured Credit Facilities Prepayment

In October 2013, Intelsat Jackson prepaid $100.0 million of indebtedness outstanding under the term loan facility. In connection with this prepayment, we recognized a loss on early extinguishment of debt of $1.3 million consisting of a write-off of unamortized debt issuance costs in the fourth quarter of 2013.

2013 Intelsat Luxembourg Notes Offerings and Redemptions

On April 5, 2013, Intelsat Luxembourg completed an offering of $3.5 billion aggregate principal amount of Senior Notes, consisting of $500.0 million aggregate principal amount of 6  3⁄4% Senior Notes due 2018 (the “2018 Luxembourg Notes”), $2.0 billion aggregate principal amount of 7  3⁄4% Senior Notes due 2021(the “2021 Luxembourg Notes”) and $1.0 billion aggregate principal amount of 8  1⁄8% Senior Notes due 2023 (the “2023 Luxembourg Notes” and collectively with the 2018 Luxembourg Notes and the 2021 Luxembourg Notes, the “New Luxembourg Notes”). The net proceeds from this offering were used by Intelsat Luxembourg in April 2013 to redeem all $2.5 billion aggregate principal amount of Intelsat Luxembourg’s outstanding 11  1⁄2 / 12  1⁄2 % Senior PIK Election Notes and $754.8 million aggregate principal amount of the 11  1⁄4% Senior Notes due 2017 (the “2017 Senior Notes”).

On May 23, 2013, Intelsat Luxembourg redeemed $366.4 million aggregate principal amount of the 2017 Senior Notes. The redemption of the 2017 Senior Notes was funded by insurance proceeds received from our total loss claim for the IS-27 satellite launch failure.

In connection with these redemptions of the Intelsat Luxembourg notes, we recognized a loss on early extinguishment of debt of $232.1 million in the second quarter of 2013, consisting of the difference between the carrying value of the aggregate debt redeemed and the total cash amount paid (including related fees), and a write-off of unamortized debt issuance costs.

2013 Intelsat Investments Notes Redemption

On May 23, 2013, Intelsat Investments redeemed all of the outstanding $353.6 million aggregate principal amount of the Intelsat Investments 6  1⁄2% Senior Notes due 2013 (the “Intelsat Investments Notes”) using proceeds of the IPO. In connection with the redemption of the Intelsat Investments Notes, we recognized a loss on early extinguishment of debt of $24.2 million in the second quarter of 2013, consisting of the difference between the carrying value of the debt redeemed and the total cash paid (including related fees), and a write-off of unamortized debt discount and debt issuance costs. Additionally, in conjunction with the redemption of the Intelsat Investments Notes, we terminated agreements with certain financial institutions that provided unsecured term loan commitments to refinance the Intelsat Investments Notes in the event that they were not otherwise refinanced or retired on or prior to maturity. We recorded a charge of $7.6 million related to this termination in the second quarter of 2013.

2013 Intelsat Jackson New Senior Unsecured Credit Facility Prepayment

On April 23, 2013, upon completion of the IPO, Intelsat Jackson prepaid $138.2 million of indebtedness outstanding under Intelsat Jackson’s Senior Unsecured Credit Agreement, dated July 1, 2008, consisting of senior unsecured term loan facility due February 2014 (the “New Senior Unsecured Credit Facility”). The partial prepayment of the New Senior Unsecured Credit Facility was funded by the proceeds of the IPO. In connection with the partial prepayment, we recognized a loss on early extinguishment of debt of $0.2 million in the second quarter of 2013 consisting of a write-off of unamortized debt issuance costs.

2013 Intelsat Jackson Notes Offerings, Credit Facility Prepayments and Redemptions

On June 5, 2013 Intelsat Jackson completed an offering of $2.6 billion aggregate principal amount of Senior Notes, consisting of $2.0 billion aggregate principal amount of 5  1⁄2% Senior Notes due 2023 (the “2023 Jackson Notes”) and $635.0 million aggregate principal amount of 6  5⁄8% Senior Notes due 2022 (the “2022 Jackson Notes” and collectively with the 2023 Jackson notes, the “New Jackson Notes”). The net proceeds from this offering were used by Intelsat Jackson in June 2013 to prepay all $672.7 million of indebtedness outstanding under its New Senior Unsecured Credit Facility, and all $195.2 million of indebtedness outstanding under its Senior Unsecured Credit Agreement, consisting of a senior unsecured term loan facility due February 2014 (the “Senior Unsecured Credit Facility”). The remaining net proceeds were used to redeem all of the remaining $1.7 billion aggregate principal amount outstanding of the 2017 Senior Notes.

In connection with these prepayments and redemptions, we recognized a loss on early extinguishment of debt of $110.3 million in the second quarter of 2013, consisting of the difference between the carrying value of the aggregate debt redeemed and the total cash amount paid (including related fees), and a write-off of unamortized debt issuance costs.

Contracted Backlog

We have historically had, and currently have, a substantial contracted backlog, which provides some assurance regarding our future revenue expectations. Contracted backlog is our expected future revenue under customer contracts, and includes both cancelable and non-cancelable contracts. Approximately 88% of our total contracted backlog as of September 30, 2014 related to contracts that were non-cancelable and approximately 11% related to contracts that were cancelable subject to substantial termination fees. In certain cases of breach for non-payment or customer bankruptcy, we may not be able to recover the full value of certain contracts or termination fees. Our contracted backlog includes 100% of the backlog of our consolidated ownership interests, which is consistent with the accounting for our ownership interests in these entities. Our contracted backlog was approximately $10.1 billion as of September 30, 2014. This backlog reduces the volatility of our net cash provided by operating activities more than would be typical for a company outside our industry.

Capital Expenditures

Our capital expenditures depend on our business strategies and reflect our commercial responses to opportunities and trends in our industry. Our actual capital expenditures may differ from our expected capital expenditures if, among other things, we enter into any currently unplanned strategic transactions. Levels of capital spending from one year to the next are also influenced by the nature of the satellite life cycle and by the capital-intensive nature of the satellite industry. For example, we incur significant capital expenditures during the years in which satellites are under construction. We typically procure a new satellite within a timeframe that would allow the satellite to be deployed at least one year prior to the end of the service life of the satellite to be replaced. As a result, we frequently experience significant variances in our capital expenditures from year to year.

Payments for satellites and other property and equipment during the nine months ended September 30, 2014 were $503.0 million. Our capital expenditure guidance for the periods 2014 through 2016 (the “Guidance Period”) forecasts capital expenditures during those periods for ten satellites, including the recently launched IS-30 satellite, which has not yet entered service. We expect to launch five additional satellites during the Guidance Period. By the conclusion of the Guidance Period, our total transmission capacity is expected to increase significantly from levels at year end 2013. We expect our capital expenditures to range from $625 million to $700 million in 2014. For 2015, we anticipate capital expenditures to range from $775 million to $850 million. For 2016, we anticipate capital expenditures to range from $625 million to $700 million as we begin investing in replacement satellites that will be launched beyond the Guidance Period. Our capital expenditures guidance includes capitalized interest.

During the Guidance Period, we expect to receive significant customer prepayments under our existing customer service contracts. We contract for these prepayments in an effort to balance our growth and delevering objectives, and our prepayment guidance reflects only amounts currently contractually committed. Significant prepayments received during the nine months ended September 30, 2014 totaled $101 million. Significant prepayments are currently expected to range from $125 million to $150 million in 2014, from $125 million to $150 million in 2015 and up to $25 million in 2016. The annual classification of capital expenditures and prepayments could be impacted by the timing of achievement of contract, satellite manufacturing, launch and other milestones. We intend to fund our capital expenditure requirements through cash on hand, cash provided from operating activities and, if necessary, borrowings under our senior secured revolving credit facility.

Off-Balance Sheet Arrangements

We have a revenue sharing agreement with JSAT International, Inc. (“JSAT”) related to services sold on the Horizons Holdings satellites. We are responsible for billing and collection for such services and we remit 50% of the revenue, less applicable fees and commissions, to JSAT. Under an amended joint venture agreement between us and JSAT, we agreed to guarantee to JSAT certain minimum levels of annual gross revenues for a three-year period beginning in the first quarter of 2012 (the date that the Horizons-2 satellite was relocated to 85° E). (See Note 8(a)—Investments—Horizons Holdings). This guarantee could require us to pay JSAT a maximum potential amount ranging from $7.8 million to $10.3 million per year over the three-year period, less applicable fees and commissions. Our current estimate of the total amount we expect to pay over the period of the guarantee is $13.1 million, of which $9.6 million has been paid through September 2014. At September 30, 2014, the remaining off-balance sheet guarantee commitment is $3.4 million.

Disclosures about Market Risk

See Item 3—Quantitative and Qualitative Disclosures About Market Risk.

Recently Adopted Accounting Pronouncements

In July 2013, the FASB issued Accounting Standards Update (“ASU”) 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. Beginning in the first quarter of 2014, entities are required to present any unrecognized tax benefit, (“UTB”), or portion of an unrecognized benefit in its financial statements as a reduction to a deferred tax asset to the extent a net operating loss carryforward, a similar tax loss or a tax credit carryforward exists, otherwise the unrecognized tax benefit should be presented in the financial statements as a liability and not combined with deferred tax assets. As of September 30, 2014, our unaudited condensed consolidated balance sheet reflects the required presentation of the company’s current UTBs as a reduction to our deferred tax asset. The impact of the new presentation was not material to our financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which will supersede the revenue recognition requirements in FASB ASC Topic 605 – Revenue Recognition. The guidance in ASU 2014-09 clarifies the principles for recognizing revenue and improves financial reporting by creating a common revenue standard for U.S. GAAP and International Financial Reporting Standards. ASU 2014-09 is effective for interim and annual reporting periods beginning after December 15, 2016. The standard permits the use of either the retrospective or cumulative effect transition method. We are in the process of evaluating the impact that ASU 2014-09 will have on our consolidated financial statements and associated disclosures, and have not yet selected a transition method.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk

We are primarily exposed to the market risk associated with unfavorable movements in interest rates and foreign currencies. The risk inherent in our market risk sensitive instruments and positions is the potential loss arising from adverse changes in those factors. In addition, with respect to our interest rate swaps as described below, we are exposed to counterparty credit risk, which we seek to minimize through credit support agreements and the review and monitoring of all counterparties. We do not purchase or hold any derivative financial instruments for speculative purposes.

Interest Rate Risk

As of September 30, 2014, we held interest rate swaps with an aggregate notional amount of $1.6 billion, which mature in January 2016. These swaps were entered into to economically hedge the variability in cash flow on a portion of the floating rate term loans under our senior secured and unsecured credit facilities.

During the nine months ended September 30, 2014, there were no material changes to our market risk sensitive instruments and positions as discussed in our Annual Report on Form 20-F for the year-ended December 31, 2013.

Foreign Currency Risk

We do not currently use foreign currency derivatives to hedge our foreign currency exposures. There have been no material changes to our foreign currency exposures as discussed in our Annual Report on Form 20-F for the year ended December  31, 2013.

PART II. OTHER INFORMATION

Item 1.	Legal Proceedings

We are subject to litigation in the ordinary course of business, but management does not believe that the resolution of any pending proceedings would have a material adverse effect on our financial position or results of operations.

Item 1A.	Risk Factors

No material changes in the risks related to our business have occurred since we filed our Annual Report on Form 20-F for the year ended December 31, 2013.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3.	Defaults upon Senior Securities

None.

Item 4.	Mine Safety Disclosures

None.

Item 5.	Other Information

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTELSAT S.A.

Date: October 30, 2014	By	/s/ DAVID MCGLADE
David McGlade
Chairman and Chief Executive Officer

Date: October 30, 2014	By	/s/ MICHAEL MCDONNELL
Michael McDonnell
Executive Vice President and Chief Financial Officer